915371

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026431

REGISTRANT'S NAME Singapore Telecommunication Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

FILE NO. 82- 3622 FISCAL YEAR 3-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 1/18/02

Full Financial Report

2000/2001

SingTel

AR/S

02 JAN -8 AM 8:38 3-31-01

Singapore Telecommunications Ltd


tp://www

Always Keeping You In Touch

The cover captures the spirit of SingTel's vision - the telecommunications company that breaks barriers and builds bonds. We find new ways to make technology work for you, keeping you in touch with your loved ones and business partners every day. No matter where you are in the world, we provide the means to help you keep in touch.

CONTENTS

FINANCIAL REVIEW

Performance Highlights

For financial year 2000/2001, the SingTel Group's earnings before interest, tax, depreciation and amortisation (EBITDA) grew 8.3 per cent from $3,037.1 million to $3,290.2 million. This amount included compensation received from the Singapore Government and contributions from associated and joint venture companies.

Operating Revenue edged up 1.2 per cent despite the effects of competition arising from the full liberalisation of Singapore's communications market on 1 April 2000. During the year, a profit of $124.6 million was realised from the disposal of venture capital funds.

From 1 April 2000, the Group changed the accounting policy for deferred tax whereby full deferred taxation was provided for all material timing differences. The financial statements for the prior year have been restated to comply with the new accounting policy. On an adjusted basis, net profit after tax and minority interests increased 26.4 per cent to $2,324.2 million.

Operating Revenue

	FY 00/01		FY 99/00		Change
	$M	%	$M	%	%
International Telephone	1,203.1	24.4%	1,644.7	33.8%	-26.8%
Public Data & Private Network	1,065.0	21.6%	763.0	15.7%	39.6%
Mobile Communications	885.5	18.0%	851.3	17.5%	4.0%
National Telephone	588.0	11.9%	572.7	11.8%	2.7%
IT & Engineering Services	480.1	9.7%	383.5	7.9%	25.2%
Postal Services	341.0	6.9%	322.6	6.6%	5.7%
Sale of Equipment	166.7	3.4%	149.9	3.0%	11.2%
Others	196.1	4.1%	178.1	3.7%	10.1%
Total	4,925.5	100.0%	4,865.8	100.0%	1.2%

Operating revenue increased 1.2 per cent to $4,925.5 million. International Telephone declined 26.8 per cent due to competitive pressures on international calling rates. There was, however, encouraging growth in revenue from Public Data and Private Network and Mobile Communications services. Assisted by strong demand for bandwidth, revenue from data services increased nearly 40 per cent, breaching the $1 billion mark for the first time. Revenue mix continued to shift in favour of Data and Mobile services -- together they accounted for 40 per cent of the Group's operating revenue. Conversely, the importance of International Telephone as a revenue stream has been declining significantly over the past three years. It is expected that Data and Mobile services will continue to be SingTel's main revenue and profit drivers over the next few years.

International Telephone

Outgoing Traffic Volume


FY 96/97
619
FY 97/98
753
FY 98/99
799
FY 99/00
885
FY 00/01
1,031

Million Minutes

Average Collection Rate


FY 96/97
1.88
FY 97/98
1.63
FY 98/99
1.41
FY 99/00
1.21
FY 00/01
0.92

IDD $/minute

Traffic volume for International Telephone services grew 17 per cent to slightly above one billion minutes, reflecting the favourable economic conditions and the increasing popularity and affordability of SingTel's services. Revenue from alternative international calling services, such as BudgetCall 013, FaxPlus 012, v019 and calling cards, now contribute more than 40 per cent of the Group's outgoing international traffic. This reflects the Group's successful selling and pricing strategy in segmenting the market. The average collection rate declined from $1.21 to $0.92 per minute as the Group passed on savings derived from lower settlement costs to consumers.

Public Data and Private Network

The growth in revenue from Public Data and Private Network services resulted partly from the entry of new players into the market. Demand for leased lines doubled as other service providers sought capacity from the Group. During the year, SingTel also signed a number of long-term contracts with major multi-national customers. Such contracts have proven valuable for the Group as customers have also demonstrated a lower propensity for switching operators.

Mobile Communications

Mobile Subscribers



FY 96/97
430
FY 97/98
645
FY 99/99
716
29
FY 99/00
767
291
FY 00/01
951
586
Postpaid
Prepaid

No. of Mobile Subscribers ('000)

Revenue from Mobile Communications services grew 4.0 per cent to $885.5 million. This was in spite of the entry of a third cellular operator and the declining attraction of paging services. SingTel Mobile continued to broaden its subscriber base with promotions targeted at paging and leisure users. Revenue from cellular services increased 11 per cent on the back of a 45 per cent increase in subscriber base. In terms of subscribers' profile, prepaid subscribers accounted for 38 per cent of the overall subscriber base, up from 28 per cent in the preceding year.

Average revenue per user (ARPU) for postpaid subscribers remained strong at $80 per month, moderately lower than the $90 registered last year. ARPU for the overall subscriber base was $60, down from $80 last year. This was a result of more casual users signing up for the prepaid service. As part of the efforts to achieve greater depth in mobile usage, SingTel Mobile has introduced new services such as *SEND and Local Direct Dial. These services capitalise on customers' need for on-demand or price-competitive communications.

Operating Expenses

	FY 00/01		FY 99/00		Change
	$M	%	$M	%	%
Traffic Expenses	665.4	21.9%	700.8	23.3%	-5.1%
Staff Costs	666.6	22.0%	595.3	19.8%	12.0%
Depreciation	624.1	20.6%	782.8	26.0%	-20.3%
Cost of Sales	461.8	15.2%	352.6	11.7%	31.0%
Selling & Admin	591.5	19.5%	525.8	17.5%	12.5%
Others	27.5	0.8%	55.8	1.7%	-50.7%
Total	3,036.9	100.0%	3,013.1	100.0%	0.8%

The Group's operating expenses remained flat at $3 billion. Depreciation for the year decreased by 20.3 per cent to $624.1 million, of which accelerated depreciation accounted for $50.3 million. Excluding the effects of accelerated depreciation for both years, depreciation increased by $36.4 million or 6.8 per cent, mainly due to assets commissioned in late financial year 1999/2000.

Traffic expenses were lower by 5.1 per cent due to effective cost reduction measures which included aggressive settlement rate negotiations and delivery of traffic through lower cost platforms. Average outpayment rates fell 23.0 per cent but the impact of the decline was partially offset by traffic expenses incurred as a result of the expansion of the ConnectPlus and SingTel IX networks.

Cost of sales rose 31.0 per cent to $461.8 million, in line with the higher sales of IT & engineering services and equipment. Staff costs increased 12.0 per cent, primarily due to an increase in staff strength (from 12,636 to 13,444) in the growth areas of IT and Engineering and Data Network services. Wage levels also rose as a result of the partial restoration of employers' CPF rates and the strong demand for relevant industry skills due to competition.

Expansion Overseas

On the international front, SingTel's overseas investments continued to make significant contributions to the Group's pre-tax profit. However, as a result of foreign exchange losses incurred by Globe Telecom and first-time recognition of losses from companies that were acquired during the year, associated and joint venture companies contributed 11.4 per cent of pre-tax profit, slightly lower than the 14.6 per cent in the previous year.

Revenue from our overseas associated and joint venture companies has grown consistently at about 20 per cent a year over the past three years. If the Group's share of operating revenue from its overseas investments were taken into consideration, almost 30 per cent of its enlarged revenue base would have been derived overseas.

Operating Revenue - Domestic vs Overseas


$B
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
1.3
4.9
1.6
4.9
2.0
4.9
FY 1999
FY 2000
FY 2001
Singapore
Overseas Investments

Asian Wireless Business

The growth in our Asian wireless business has proven to be outstanding. Excluding Belgacom, SingTel's proportionate share of mobile subscribers from its overseas investments was 1.7 million, compared to less than 800,000 subscribers a year ago. This figure exceeds even the local mobile subscriber base. In terms of aggregated wireless subscribers, SingTel has a reach of over 7 million subscribers in the region. Including Optus, that reach will be in excess of 10 million. We plan to leverage on this to achieve economies of scale in purchasing, product development and marketing.

CORPORATE GOVERNANCE

SingTel places great importance on its corporate governance policies so as to ensure greater transparency and protection of shareholders' interests. The Best Practices Guide issued by the Singapore Exchange Securities Trading Limited ("SGX-ST") provides guidance on the principles and best practices in corporate governance and dealings by listed issuers and their directors and employees in the securities of SGX-ST listed companies. SingTel currently applies the principles set out in the Best Practices Guide. SingTel will also endeavour to comply with the Code of Corporate Governance issued by the Corporate Governance Committee as soon as practicable.

In connection with the recent takeover bid by SingTel for shares in Cable & Wireless Optus Limited, SingTel has applied to be admitted to the official list of Australian Stock Exchange Limited ("ASX") and hence will be subject to the listing rules of ASX. In some circumstances where the regulation of SingTel under ASX's rules may be more onerous than under SGX-ST's rules, SingTel will comply with the more stringent set of rules. For example, in some cases where ASX's rules relating to disclosure to the market require disclosure of information not required to be disclosed by the SGX-ST, SingTel will disclose such information required by ASX to both the markets in Australia and Singapore.

As the special member governance provisions in SingTel's Articles of Association have become less applicable in the context of the increasing globalisation of SingTel's telecommunications business, the holder of the Special Share, the Minister for Finance (Incorporated), surrendered all the rights attached to the Special Share with effect from 29 May 2001.

BOARD OF DIRECTORS

The Board currently comprises eleven directors. To promote the injection of new ideas and perspectives into the dynamic and fast-changing environment in which SingTel operates, the composition of the Board is reviewed from time to time. In the course of the financial year ended 31 March 2001, 3 new directors, Mr Ang Kong Hua, Dr Yogen K Dalal and Mr Jackson Peter Tai, joined the SingTel Board. Mr Ang Kong Hua has been nominated to succeed Mr Koh Boon Hwee as the new Chairman of the SingTel Board after the conclusion of the forthcoming Annual General Meeting ("AGM"), subject to Mr Ang's re-election as a director at the AGM. Save for the President & Chief Executive Officer, all the remaining Board members are non-executive directors. Five of the non-executive directors are independent of the shareholders and management of SingTel. The profile of all Board members is set out on page 7.

SingTel's Articles of Association on the retirement and re-election of directors were also amended at an Extraordinary General Meeting held in May 2001 to reinforce the requirement for one-third of directors to retire at every annual general meeting by also requiring a director to retire if he would be in office for more than three years at the next annual general meeting.

Besides its statutory duties, the Board is also responsible for the Group's overall strategic plans, key operational initiatives, annual budgets, major funding and investment proposals, and financial performance reviews. An aggregate of fourteen Board meetings were held for the financial year ended 31 March 2001, including meetings held via tele-conferences.

To assist in the execution of its duties, the Board has established five principal committees, each of which is empowered to make decisions on matters within its terms of reference and applicable limits of authority.

PRINCIPAL COMMITTEES

The Executive Committee comprises the Chairman of the SingTel Board and four non-executive directors. The Executive Committee considers and approves major investment projects of certain values, determines investment policies and manages the Group's assets and liabilities in line with the Board's policies and directives. It reviews and approves, before Board approval, annual operating and capital expenditure budgets.

The Audit Committee comprises four non-executive directors, the majority of whom are independent directors. The members of the Audit Committee and its role and responsibilities are included in the Directors' Report on page 17. The Audit Committee meets regularly to receive and review reports from the internal audit department, the external auditors and management. It has full access to, and the co-operation of the management and external auditors. The internal audit department reports functionally to the Audit Committee. The department assists management in achieving and maintaining sound managerial controls over the assets of the Group. It also works closely with operations in enhancing business and work processes, and reviews processes and systems.

The Nominations Committee comprises the Chairman of the Board and a non-executive director. It reviews and assesses candidates for directorships (including executive directorships) before recommendation to the Board for appointment. The Nominations Committee ensures that the Board has an appropriate balance of independent directors as well as directors with the right profile of expertise, skills, attributes and ability.

The Compensation Committee comprises the Chairman of the Board and two non-executive directors. This Committee sets and reviews policies concerning the compensation and promotion of top management officers of the Group as well as personnel policies and human resource matters. The Compensation Committee also administers the Singapore Telecom Executives' Share Option Scheme and the Singapore Telecom Share Option Scheme 1999.

The Management Committee comprises the President and Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Executive Vice-Presidents, and certain Vice-Presidents. The Committee meets on a weekly basis to review and direct management and operational policies and activities.

FINANCIAL MONITORING AND CONTROLLING

The Group has in place a system for financial monitoring and control. Key elements are:

a) Formal policies and procedures are in place, including the documentation of key processes, procedures and rules relating to the delegation of authorities.

b) Experienced and suitably qualified staff who take responsibility for important business functions.

c) Monthly business and financial reports comparing actual performance with budget with highlights on key business indicators and major issues are prepared, providing relevant, timely, reliable and up-to-date financial and other information for effective decision making.

d) Key functions, which are incompatible and which may give rise to a risk of errors or irregularities not being promptly detected, are segregated.

SECURITIES TRADING

The Group has adopted the SGX-ST Best Practices Guide with respect to the dealings in securities for the guidance of directors and officers. In line with the guidelines and with the reporting of SingTel's results on a quarterly basis from financial year 2000/2001, directors and officers of the Group are not permitted to deal in SingTel's shares during the periods commencing one month before the announcement of the Group's annual, half-year or, as the case may be, quarterly results and ending on the date of the announcement of the relevant results, or when they are in possession of unpublished price-sensitive information on the Group.

CODE OF ETHICS

SingTel has adopted an internal code of ethics in ensuring that staff act with the utmost integrity and objectivity at all times in their dealings with SingTel, competitors, customers, suppliers, and the community. It sets out principles relating to the conduct of employees, which employees are required to observe.

PROFILE OF THE BOARD OF DIRECTORS

Koh Boon Hwee
Chairman
Mr Koh was Chairman of the former TAS from October 1986 and was appointed Chairman of SingTel in April 1992. He was the Managing Director of Hewlett-Packard Singapore from 1985 to 1990 and was the Executive Chairman of Wuthelam Holdings Pte Ltd from 1991 until 2000. He is presently Chairman of Internet Technology Group and Chairman of Omni Industries Ltd. Mr Koh also serves on the boards of various other listed and private companies. He is Chairman of the Nanyang Technological University Council, a member of Singapore's Securities Industry Council and a Director of the Singapore International Foundation and the Institute of Policy Studies.

Lee Hsien Yang
President and Chief Executive Officer
Mr Lee joined SingTel in April 1994 and has been the President and CEO of SingTel since May 1995. Prior to joining SingTel, he served (from 1975) in a variety of command and staff appointments in the Singapore Armed Forces. He is the Chairman of the Singapore Science Centre Board and a member of Singapore's Land Transport Authority Board. He is also a member of the Singapore-British Business Council, Egon Zehnder International Global Corporate Governance Advisory Board, and the Board of Directors, INSEAD.

Ang Kong Hua
Mr Ang was appointed a non-executive Director of SingTel in May 2001. He is currently President of NatSteel Ltd, a listed Singapore-based manufacturing group. Before joining NatSteel in 1975, he was with Singapore's Economic Development Board and The Development Bank of Singapore Limited. He is currently Chairman of Singapore's Securities Industry Council. Mr Ang also serves on the boards of various listed and private companies, as well as a number of government and advisory institutions.

Paul Chan Kwai Wah
Mr Chan has been a non-executive Director of SingTel since November 1999. He is currently the Vice President and Managing Director of Compaq Computer Asia/Pacific Pte Ltd. Before joining Compaq Computer in August 1995, he held key general management appointments in Hewlett-Packard Singapore (Sales) Pte Ltd.

Dr Yogen K Dalal
Dr Dalal was appointed a non-executive Director of SingTel in November 2000. He is currently Managing Partner of Mayfield Fund and sits on the Boards of BroadVision, Tibco, Nuance and many privately held companies including BeVocal, eScout, eTime Capital, Narus and Snapfish.

LG Lim Chuan Poh
Lieutenant-General Lim was appointed a non-executive Director of SingTel in April 1997. He is currently the Chief of Defence Force with the Singapore Armed Forces and was promoted to his current rank on 1 July 2001. He is also a Director of Singapore Technologies Engineering Ltd and the Defence Science and Technology Agency. He was awarded the Public Administration Medal (Gold) (Military) in 1999.

Quek Poh Huat
Mr Quek has been a non-executive Director of SingTel since December 1995. He is currently the President of Temasek. He was the President of Singapore Technologies Pte Ltd and Chairman of Singapore Technologies Aerospace Ltd before joining Temasek in September 1995.

Seah Kian Peng
Mr Seah was appointed a non-executive Director of SingTel in November 1999. He is currently the Chief Executive Officer of NTUC Media Co-operative Ltd and the Chief Operating Officer of NTUC Fairprice.

Jaspal Singh
Mr Singh was appointed a non-executive Director of SingTel in April 1999. He is currently a Deputy Secretary in the Singapore Ministry of Communications and Information Technology. Prior to this, he was a Deputy Secretary in the Ministry of Finance.

Jackson Peter Tai
Mr Tai was appointed a non-executive Director of SingTel in November 2000. He is currently the President and Chief Operating Officer of The Development Bank of Singapore Limited ("DBS Bank"). Prior to joining DBS Bank in July 1999, Mr Tai completed 25 years of service with J. P. Morgan & Co., where, among other assignments, he was senior officer for the Asia Pacific region and senior officer for the Western United States.

Keith Tay Ah Kee
Mr Tay was a Board member of the former TAS between October 1986 and March 1992. He has been a non-executive Director of SingTel since April 1992. He was Chairman and Managing Partner of KPMG Peat Marwick from 1984 to 1993. He now serves on the Boards of several public companies and is the Chairman of DCS Solutions Ltd. He is a Board member of the Singapore International Chamber of Commerce, of which he is a Past Chairman. He is also Honorary Vice President of the Singapore Institute of Directors.

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
AND SUBSIDIARY COMPANIES

GROUP STATEMENT OF VALUE ADDED AND ITS DISTRIBUTION

	2000/01 S$ million	1999/00 S$ million	1998/99 S$ million	1997/98 S$ million	1996/97 S$ million
Operating revenue	4,925.5	4,865.8	4,883.5	4,942.2	4,420.9
Less: Purchase of goods and services	(1,688.8)	(1,564.5)	(1,689.9)	(1,655.2)	(1,361.7)
	3,236.7	3,301.3	3,193.6	3,287.0	3,059.2
Other income	93.2	39.4	38.9	51.6	63.7
Compensation from IDA	337.0	-	-	-	-
Share of profits and losses of associated & joint venture companies	348.9	367.5	291.7	26.8	47.6
Value added from operations	4,015.8	3,708.2	3,524.2	3,365.4	3,170.5
Add: Interest and investment income	393.6	273.5	314.5	284.3	142.5
Extraordinary items	(317.9)	701.0	87.0	(53.9)	10.2
Total value added available for distribution	4,091.5	4,682.7	3,925.7	3,595.8	3,323.2
Applied as follows:					
To Employees					
Salaries and other staff costs	665.3	595.3	622.3	549.4	468.3
Ex-gratia payments - special release scheme	1.3	4.2	7.1	-	31.8
To Government					
Income tax	715.1	661.5	670.3	718.6	670.0
Other taxes	57.4	70.5	76.5	78.3	44.4
To Suppliers of Capital					
Interest on loans	9.1	8.1	8.8	13.8	24.8
Final dividends to shareholders of the Company	640.0	633.1	620.7	564.2	507.8
Special dividends to shareholders of the Company	861.8	1,374.1	-	-	-
Minority interests	12.9	20.4	19.2	(3.3)	6.9
Retained for re-investment & future growth					
Depreciation of property, plant and equipment	624.1	782.8	521.7	455.2	463.5
Retained profit	504.5	532.7	1,379.1	1,219.6	1,105.7
Total value added	4,091.5	4,682.7	3,925.7	3,595.8	3,323.2

Value added is a measure of wealth created. This statement shows the value added and its distribution by way of payments to employees, the government and those who have provided capital. It also indicates the proportion retained by the Group.

NOTE:
The comparative figures have been restated to conform with the change in accounting policy set out in Note 2 to the financial statements.

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
AND SUBSIDIARY COMPANIES

GROUP FINANCIAL HIGHLIGHTS

	2000/01 S$ million	1999/00 (1) S$ million	1998/99 (1) S$ million	1997/98 (1) S$ million	1996/97 (1) S$ million
Operating revenue	4,925.5	4,865.8	4,883.5	4,942.2	4,420.9
Operating revenue including share of proportionate revenue from associated and joint venture companies	6,892.2	6,466.5	6,216.0	N.A.	N.A.
Operational EBITDA(2)	2,604.3	2,669.6	2,526.2	2,710.8	2,578.4
Compensation from IDA	337.0	-	-	-	-
Share of results of associated and joint venture companies	348.9	367.5	291.7	26.8	47.6
EBITDA(2)	3,290.2	3,037.1	2,817.9	2,737.6	2,626.0
Profit after tax but before extraordinary items	2,324.2	1,838.9	1,912.8	1,837.7	1,603.3
Capital expenditure	1,732.8	714.4	1,093.8	950.2	747.8
Total assets	16,152.6	13,916.8	12,936.5	11,110.1	9,332.3
Borrowings	1,000.0	100.1	100.1	166.4	232.5
Shareholders' funds	8,065.7	8,569.7	7,573.1	6,521.0	5,254.3
Net cash inflow from operating activities	3,533.5	2,118.7	2,075.7	1,610.5	3,146.8
Net cash (outflow)/inflow from investing activities	(3,052.1)	(1,377.8)	(662.2)	(920.3)	30.5
Net cash outflow from financing activities	(716.7)	(1,315.3)	(620.4)	(563.1)	(672.2)
Financial ratios					
EBITDA(2) per share (cents)	21.58	19.92	18.48	17.87	17.02
Basic earnings per share (cents)	15.06	12.00	12.54	12.05	10.51
Net tangible assets per share (cents)	52.33	55.38	49.66	42.76	34.46
Total dividend per share (cents)(3)	13.00	17.50	5.50	5.00	4.50
EBITDA(2) margin (%)	47.7	47.0	45.3	N.A.	N.A.
Return on equity (%)	27.9	22.8	27.1	31.2	34.8
Return on total assets (%)	15.5	13.9	15.7	17.1	19.3

N.A. Not available

NOTES:

(1) *The comparative figures have been restated to conform with the change in accounting policy set out in Note 2 to the financial statements.*

(2) *EBITDA - Earnings before interest, tax, depreciation and amortisation.*

(3) *Total dividend comprises final dividend proposed and special dividend paid during the year.*

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
AND SUBSIDIARY COMPANIES

DIRECTORS' REPORT

The directors present their report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 31 March 2001.

1 **DIRECTORS**

The directors of the Company in office at the date of this report are as follows:

Mr Koh Boon Hwee (Chairman)
Mr Lee Hsien Yang (President and Chief Executive Officer)
Mr Ang Kong Hua (appointed on 8 May 2001)
Mr Paul Chan Kwai Wah
Dr Yogen K Dalal (appointed on 8 November 2000)
MG Lim Chuan Poh
Mr Quek Poh Huat
Mr Seah Kian Peng
Mr Jaspal Singh
Mr Jackson Peter Tai (appointed on 8 November 2000)
Mr Keith Tay Ah Kee

Mr Wong Hung Khim and Mr Lim Ho Kee, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 25 September 2000.

2 **PRINCIPAL ACTIVITIES**

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:

Postal services;
Directory advertising and publishing;
Investment holding;
Sale and maintenance of telecommunications equipment;
Storage of telecommunications cables;
Provision of mobile phone and paging services;
Data communications services;
Value added network and computer network services;
Provision of information technology services;
Provision of internet services; and
Venture capital investments in start-up technology and telecommunications companies.

The Group embarked on the construction and operation of a submarine cable system during the financial year.

There have been no other significant changes in the nature of the principal activities during the financial year.

3 **RESULTS FOR THE FINANCIAL YEAR**

The consolidated profit after tax attributable to the members of the Company for the financial year was S$2,006.3 million (2000: S$2,539.9 million). The Company made a profit after tax for the financial year of S$1,671.4 million (2000: S$1,514.2 million).

4 ACQUISITION AND DISPOSAL OF SUBSIDIARY COMPANIES

The following subsidiary companies were incorporated during the financial year:

Name of subsidiary company	Country of incorporation	Authorised capital	Paid-up capital	The Group's effective shareholding
Direct Interests:				
Mercurix Pte Ltd	Singapore	S$15 million	S$6,000,002	100%
SingTel i2i Private Limited	Mauritius	US$10 million	US$2	100%
Indirect Interests:				
C2C Marine Pte Ltd	Singapore	US$50 million	US$2	59.5%
C2C Pte Ltd	Bermuda	US$888 million	US$470,588,235	59.5%
C2C Singapore Pte Ltd	Singapore	S$105 million	S$2	59.5%
Pastel Limited	Mauritius	US$250 million	US$250,000,000	100%
Zapsurf Private Limited	Singapore	S$0.1 million	S$2	100%
Zeus Digital Asset Services Pte Ltd	Singapore	S$0.1 million	S$2	100%
Guangzhou Zhong Sheng Information Technology Co Ltd	People's Republic of China	RMB 413,860	RMB 413,860	70%
Shanghai Zhong Sheng Information Technology Co Ltd	People's Republic of China	RMB 5,826,000	RMB 5,826,000	70%

During the financial year, the following acquisition and disposal occurred:

(a) Equity interest in First Cube Pte Ltd was increased from 50% to 72.9% through the injection of additional capital amounting to S$4.6 million. The net tangible assets acquired was S$4.0 million.

(b) The Group transferred its equity interest of 89% in SESAMi.com for an equity interest of 44.5% in SESAMi Inc., a joint venture via a share swap. The net tangible assets given up was S$8.5 million.

(c) SingTel (Netherlands Antilles) Pte N.V., a wholly owned direct subsidiary company incorporated in Netherlands Antilles, was liquidated.

No other subsidiary companies were acquired or disposed of during the financial year.

5 MATERIAL TRANSFERS TO OR FROM RESERVES AND PROVISIONS

Material transfers to or from reserves and provisions during the financial year are as disclosed in the notes to the financial statements.

6 ISSUE OF SHARES AND DEBENTURES

During the financial year, the Company issued 787,900 ordinary shares of S$0.15 each, fully paid up in cash under the Singapore Telecom Executives' Share Option Scheme ("1994 Scheme") at premiums of between S$1.90 and S$2.15 per share.

In addition, the Company repurchased 60,778,000 of its issued ordinary shares of S$0.15 each at an average market price of S$2.34 per share from the open market.

6 ISSUE OF SHARES AND DEBENTURES (Cont'd)

The following subsidiary companies issued shares during the financial year:

Subsidiary company	Description of shares issued	Purpose of issue
C2C Asiapac Pte Ltd *(Formerly known as SingTel Global Multimedia Pte Ltd)*	3,464,598 ordinary shares of S$1 each at par for cash	For working capital.
C2C Marine Pte Ltd	2 ordinary shares of US$1 each at par for cash	For incorporation.
C2C Pte Ltd	470,588,235 ordinary shares of US$1 each at par for cash	For incorporation and working capital.
C2C Singapore Pte Ltd	2 ordinary shares of S$1 each at par for cash	For incorporation.
Chapter-e.com Pte Ltd	300,000 ordinary shares of S$1 each at par for cash	For working capital.
First Cube Pte Ltd	1,820,280 ordinary shares of S$1 each at par for cash	For working capital.
Guangzhou Zhong Sheng Information Technology Co Ltd	Capital contribution of RMB 413,860	For incorporation and working capital.
Mercurix Pte Ltd	6,000,002 ordinary shares of S$1 each at par for cash	For incorporation and working capital.
NCS Information Technology (Suzhou) Co. Ltd	Capital contribution of RMB 8,527,714	For working capital.
NCSI (Australia) Pty Ltd	999,998 ordinary shares of A$1 each at par for cash	For working capital.
NCSI (HK) Limited	15,500,000 ordinary shares of HK$1 each at par for cash	For working capital.
NCSI Holdings Pte Ltd	10,000,000 ordinary shares of S$1 each at par for cash	For working capital.
NCSI Holdings (Malaysia) Sdn Bhd	4,999,998 ordinary shares of RM1 each at par for cash	For working capital.
NCSI (Malaysia) Sdn Bhd	4,999,998 ordinary shares of RM1 each at par for cash	For working capital.
Pastel Limited	2 ordinary shares of US$1 each at par for cash and 249,999,998 ordinary shares were issued by capitalisation of loan	For incorporation and purchase of investment.
Shanghai Zhong Sheng Information Technology Co Ltd	Capital contribution of RMB 5,826,000	For incorporation and working capital.
Singapore Telecom USA, Inc.	400,000 ordinary shares of US$1 each at par for cash	For working capital.
SingTel i2i Private Limited	2 ordinary shares of US$1 each at par for cash	For incorporation.
Zapsurf Private Limited	2 ordinary shares of S$1 each at par for cash	For incorporation.
Zeus Digital Asset Services Pte Ltd	2 ordinary shares of S$1 each at par for cash	For incorporation.

Except as disclosed above, no other shares were issued by the Company or its subsidiary companies during the financial year.

No debentures were issued by the Company or its subsidiary companies during the financial year.

7 ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate, except for the 1994 Scheme and Singapore Telecom Share Option Scheme 1999 ("1999 Scheme").

8 DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of directors' shareholdings were as follows:

	Registered in the name of director or nominee		Director's deemed interest	
	At 31.03.01	At 1.4.00 or date of appointment, if later	At 31.03.01	At 1.4.00 or date of appointment, if later
Singapore Telecommunications Ltd (Ordinary shares of S$0.15 each)				
Mr Koh Boon Hwee	31,820	31,760	1,690	1,640
Mr Lee Hsien Yang	2,333	2,273	1,690	1,640
Mr Paul Chan Kwai Wah	1,820	1,760	1,690	1,640
Dr Yogen K Dalal (appointed on 8 November 2000)	-	-	-	-
MG Lim Chuan Poh	1,490	1,440	-	-
Mr Quek Poh Huat	1,820	1,760	1,690	1,640
Mr Seah Kian Peng	1,020	960	1,490	1,440
Mr Jaspal Singh	1,700	1,640	-	-
Mr Jackson Peter Tai (appointed on 8 November 2000)	30,000	30,000	-	-
Mr Keith Tay Ah Kee	31,700	31,640	-	-
(Options to purchase ordinary shares of S$0.15 each)				
Mr Lee Hsien Yang At exercise price of between S$2.05 and S$3.03 per share	2,120,000	620,000	-	-

8 DIRECTORS' INTEREST IN SHARES AND DEBENTURES (Cont'd)

	Registered in the name of director		Director's deemed interest	
	At 31.03.01	At 1.4.00 or date of appointment, if later	At 31.03.01	At 1.4.00 or date of appointment, if later
SembCorp Industries Limited (Ordinary shares of S$0.25 each)				
Mr Quek Poh Huat	36,890	36,890	-	-
Singapore Airlines Limited (Ordinary shares of S$1.00 each)				
Mr Lee Hsien Yang	16,000	16,000	-	-
Mr Paul Chan Kwai Wah	-	-	20,000	20,000
Singapore Computer Systems Limited (Ordinary shares of S$0.25 each)				
Mr Quek Poh Huat	15,000	15,000	-	-
Singapore Technologies Engineering Limited (Ordinary shares of S$0.10 each)				
Mr Quek Poh Huat	823,228	923,228	-	-
ST Assembly Test Services Ltd (Ordinary shares of S$0.25 each)				
Mr Quek Poh Huat	-	-	1,000	1,000
SMRT Corporation Ltd (Ordinary shares of S$0.10 each)				
Mr Quek Poh Huat	-	-	8,000	-
Somerset Holdings Limited (Ordinary shares of S$0.50 each)				
Mr Koh Boon Hwee	-	170,000	-	-
Mr Paul Chan Kwai Wah	14,000	14,000	-	-
Somerset Holdings Limited (Warrants)				
Mr Koh Boon Hwee	-	53,030	-	-

There were no other changes in any of the above-mentioned interests between the end of the financial year and 21 April 2001.

9 DIVIDENDS

Dividends paid, declared and proposed since the end of the Company's preceding financial year are as follows:

(a) In respect of the year ended 31 March 2000:

As proposed in the directors' report and provided in the financial statements for that year, a final dividend of 5.5 cents per share, net of tax at 25.5%, amounting to S$632.0 million, was paid in October 2000.

(b) In respect of the year ended 31 March 2001:

A special dividend of 7.5 cents per share, net of tax at 25.5%, amounting to S$861.8 million, was paid in January 2001.

A final dividend of 5.5 cents per share, net of tax at 24.5%, amounting to S$640.0 million, is proposed by the directors.

10 BAD AND DOUBTFUL DEBTS

Before the financial statements of the Company were made out, the directors took reasonable steps to ascertain the action taken in relation to the writing off of bad debts and providing for doubtful debts of the Company, and have satisfied themselves that all known bad debts of the Company have been written off and that adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off or provided for doubtful debts in the Group inadequate to any substantial extent.

11 CURRENT ASSETS

Before the financial statements of the Company were made out, the directors took reasonable steps to ascertain that current assets of the Company which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values or that adequate provision was made for the diminution in the value of such current assets.

At the date of this report, the directors are not aware of any circumstances, not otherwise dealt with in this report, which would render the values attributed to current assets in the consolidated financial statements misleading.

12 CHARGES ON ASSETS AND CONTINGENT LIABILITIES

At the date of this report, no charges have arisen since the end of the financial year on the assets of the Company or any corporation in the Group which secure the liability of any other person, nor have any contingent liability arisen since the end of the financial year in the Company or any other corporation in the Group.

13 ABILITY TO MEET OBLIGATIONS

No contingent or other liability of the Company or any other corporation in the Group has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Company and the Group to meet their obligations as and when they fall due.

14 OTHER CIRCUMSTANCES AFFECTING THE FINANCIAL STATEMENTS

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the consolidated financial statements which would render any amount stated in the financial statements of the Company and the consolidated financial statements misleading.

15 UNUSUAL ITEMS

In the opinion of the directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for the extraordinary items disclosed in the notes to the financial statements.

16 UNUSUAL ITEMS AFTER THE FINANCIAL YEAR

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Company and of the Group for the financial year in which this report is made.

17 DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

18 SHARE OPTIONS

Share options granted, exercised and cancelled during the financial year, and options outstanding at the end of the financial year, are as follows:

Date of grant	Exercise period	Exercise price[c]	Balance as at 1.4.00 or date of grant, if later	Options exercised	Options cancelled	Balance as at 31.3.01
1994 Scheme [a]						
5.7.95	6.7.96 to 5.7.00	S$2.63	373,600	-	373,600	-
30.7.96	31.7.97 to 30.7.01	S$3.15	1,438,600	-	24,000	1,414,600
23.12.96	24.12.97 to 23.12.01	S$3.00	1,018,800	-	51,400	967,400
16.6.97	17.6.98 to 16.6.02	S$2.32	2,093,700	306,400	74,900	1,712,400
17.6.98	18.6.99 to 17.6.03	S$2.05	4,288,131	481,500	269,600	3,537,031
			9,212,831	787,900	793,500	7,631,431
1999 Scheme [b]						
9.11.99	10.11.00 to 9.11.09	S$3.03	10,248,000	-	964,000	9,284,000
15.5.00	16.5.01 to 15.5.10	S$2.29	30,000	-	-	30,000
9.6.00	10.6.01 to 9.6.10	S$2.26	36,390,000	-	11,000	36,379,000
3.7.00	4.7.01 to 3.7.10	S$2.40	30,000	-	-	30,000
26.7.00	27.7.01 to 26.7.10	S$2.32	20,000	-	-	20,000
7.8.00	8.8.01 to 7.8.10	S$2.33	20,000	-	-	20,000
14.8.00	15.8.01 to 14.8.10	S$2.33	10,000	-	-	10,000
1.9.00	2.9.01 to 1.9.10	S$2.75	112,500	-	-	112,500
11.9.00	12.9.01 to 11.9.10	S$2.66	20,000	-	-	20,000
25.9.00	26.9.01 to 25.9.10	S$2.59	20,000	-	-	20,000
2.10.00	3.10.01 to 2.10.10	S$2.54	555,000	-	-	555,000
25.10.00	26.10.01 to 25.10.10	S$2.70	10,000	-	-	10,000
2.1.01	3.1.02 to 2.1.11	S$2.68	50,000	-	-	50,000
8.1.01	9.1.02 to 8.1.11	S$2.67	225,000	-	-	225,000
12.2.01	13.2.02 to 12.2.11	S$2.85	15,000	-	-	15,000
19.2.01	20.2.02 to 19.2.11	S$2.84	45,000	-	-	45,000
			57,013,331	787,900	1,768,500	54,456,931

(a) The 1994 Scheme was approved by the shareholders at the Extraordinary General Meeting held on 23 September 1994, and modified by certain changes approved by shareholders at extraordinary general meetings held on 27 September 1996, 25 September 1998 and 27 September 1999 respectively.

Employees who participate in this Scheme will not be eligible to participate in any other share option schemes implemented by the Company's subsidiary or associated companies.

(b) At the Extraordinary General Meeting held on 29 September 1999, shareholders approved the adoption of the 1999 Scheme to replace the 1994 Scheme. The termination of the 1994 Scheme and the adoption of the 1999 Scheme will not affect the rights of the holders of the options granted under the 1994 Scheme.

The 1999 Scheme caters to a larger pool of participants, namely, employees (including executive directors of the Group) and non-executive directors of the Group.

The options for employees and non-executive directors have a validity period of 10 years and 5 years respectively.

Participants of the 1999 Scheme will not be restricted from participating in any other share option scheme or share incentive scheme of the other companies within the Group or any other company.

(c) The exercise prices of options granted on or before 25 October 2000 were adjusted on 2 January 2001 so that the interests of the holders of outstanding options were not inadvertently diluted as a result of the payment of a special dividend in January 2001.

18 SHARE OPTIONS (Cont'd)

No shares of the Company have been issued during the financial year by virtue of the exercise of options to take up unissued shares, except as disclosed in paragraph 6 of this report.

No option to take up unissued shares of subsidiary companies has been granted during the financial year and no shares have been issued during the financial year by virtue of the exercise of options to take up unissued shares of the subsidiary companies. At the end of the financial year, there were no unissued shares of the subsidiary companies under option.

19 AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive, and the majority of whom are independent:

Mr Keith Tay Ah Kee (Chairman)
Mr Jaspal Singh
Mr Seah Kian Peng
Mr Jackson Peter Tai (appointed on 8 November 2000)

Mr Paul Chan Kwai Wah, who served during the financial year, resigned on 10 October 2000.

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Companies Act, including a review of the financial statements of the Company and of the Group for the financial year and the auditors' report thereon.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of their respective examinations and their evaluation of the Company's system of internal accounting controls. The Committee also reviewed the financial statements of the Company and the consolidated financial statements of the Group for the year ended 31 March 2001 as well as the auditors' report thereon.

Pursuant to the requirements of the Singapore Exchange Limited, the Committee, with the assistance of the internal auditors, reviewed the procedures set up by the Group and the Company to identify, report, and where necessary, seek appropriate approval for interested person transactions in order to discharge the responsibilities specified in the requirements.

The Audit Committee has nominated PricewaterhouseCoopers for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

20 AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the directors

Koh Boon Hwee
Chairman

Lee Hsien Yang
Director

Singapore
10 May 2001

STATEMENT OF DIRECTORS

In the opinion of the directors, the accompanying financial statements on pages 20 to 69 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2001 and of the results of the business and changes in equity of the Group and of the Company and cash flows of the Group for the year then ended, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Koh Boon Hwee
Chairman

Lee Hsien Yang
Director

Singapore
10 May 2001

AUDITORS' REPORT

TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

We have audited the financial statements of Singapore Telecommunications Limited and the consolidated financial statements of the Group for the financial year ended 31 March 2001 set out on pages 20 to 69. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

(i) the state of affairs of the Company and of the Group as at 31 March 2001, the profit and changes in equity of the Company and of the Group, and the cash flows of the Group for the financial year ended on that date; and

(ii) the other matters required by section 201 of the Act to be dealt with in the financial statements of the Company and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiary companies incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiary companies, of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of the subsidiary companies are stated in Note 32 to the financial statements.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any material qualification and in respect of subsidiary companies incorporated in Singapore did not include any comment made under section 207(3) of the Act.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Singapore
10 May 2001

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
AND SUBSIDIARY COMPANIES

INCOME STATEMENTS
For the financial year ended 31 March 2001

		GROUP		COMPANY	
	Notes	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Operating revenue	3	4,925.5	4,865.8	2,969.4	3,105.3
Operating expenses	4	(3,036.9)	(3,013.1)	(1,729.2)	(1,659.2)
Operating profit	5	1,888.6	1,852.7	1,240.2	1,446.1
Other income	6	93.2	35.2	140.1	73.7
Compensation from IDA	7	337.0	-	337.0	-
Share of results of					
- associated companies		357.8	352.1	-	-
- joint venture companies		(8.9)	15.4	-	-
		348.9	367.5	-	-
Profit before interest and tax		2,667.7	2,255.4	1,717.3	1,519.8
Interest and investment income	8	393.6	273.5	831.6	449.4
Interest on borrowings	9	(9.1)	(8.1)	(5.6)	(5.0)
Net finance income		384.5	265.4	826.0	444.4
Profit on ordinary activities before tax		3,052.2	2,520.8	2,543.3	1,964.2
Taxation	10	(715.1)	(661.5)	(495.9)	(474.5)
Profit after tax		2,337.1	1,859.3	2,047.4	1,489.7
Minority interests		(12.9)	(20.4)	-	-
Profit before extraordinary items		2,324.2	1,838.9	2,047.4	1,489.7
Extraordinary items	11	(317.9)	701.0	(376.0)	24.5
Profit attributable to shareholders		2,006.3	2,539.9	1,671.4	1,514.2
Basic earnings per share (cents)	12				
Before extraordinary items		15.06	12.00		
After extraordinary items		13.00	16.58		
Diluted earnings per share (cents)	12				
Before extraordinary items		15.06	12.00		
After extraordinary items		13.00	16.58		
EBITDA	13	3,290.2	3,037.1		

EBITDA represents earnings before interest expense, interest and investment income, taxation, depreciation and amortisation, but after attribution of compensation from IDA and after the share of results of associated and joint venture companies.

The accompanying notes on pages 26 to 69 form an integral part of these financial statements.

Auditors' Report - Page 19

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
AND SUBSIDIARY COMPANIES

BALANCE SHEETS
As at 31 March 2001

	Notes	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
Current assets					
Cash and cash equivalents	16	4,095.4	4,330.8	2,185.0	2,491.1
Short term investments	17	2,533.3	1,578.8	930.9	37.8
Trade and other debtors	18	1,228.7	890.1	2,757.5	3,395.0
Inventories	19	105.0	96.3	13.7	13.8
		7,962.4	6,896.0	5,887.1	5,937.7
Non-current assets					
Property, plant and equipment (net)	20	5,475.8	4,435.6	2,932.3	2,777.4
Subsidiary companies	21	-	-	4,629.0	3,164.6
Associated companies	22	1,637.2	1,292.1	39.6	1.4
Joint venture companies	23	231.0	58.1	150.1	61.6
Long term investments	24	782.2	1,167.9	646.3	1,032.4
Other non-current assets	25	64.0	67.1	40.2	45.2
		8,190.2	7,020.8	8,437.5	7,082.6
Total assets		16,152.6	13,916.8	14,324.6	13,020.3
Current liabilities					
Trade and other creditors	26	2,570.6	1,662.1	959.3	894.0
Due to subsidiary companies (non-trade)	21	-	-	418.5	495.8
Borrowings (unsecured)	27	-	100.1	-	100.0
Current income tax	10	596.5	635.3	378.1	465.5
Proposed final dividend	28	640.0	633.1	640.0	633.1
		3,807.1	3,030.6	2,395.9	2,588.4
Non-current liabilities					
Due to subsidiary companies (non-trade)	21	-	-	438.7	520.9
Borrowings (unsecured)	27	1,000.0	-	1,000.0	-
Deferred income tax	10	778.1	768.2	611.3	579.3
Deferred income	29	2,051.4	1,513.2	2,036.5	1,505.8
		3,829.5	2,281.4	4,086.5	2,606.0
Total liabilities		7,636.6	5,312.0	6,482.4	5,194.4
Net assets		8,516.0	8,604.8	7,842.2	7,825.9
Share capital and reserves					
Share capital	30	2,312.0	2,321.0	2,312.0	2,321.0
Reserves		5,753.7	6,248.7	5,530.2	5,504.9
Interests of shareholders of the Company		8,065.7	8,569.7	7,842.2	7,825.9
Minority interests		450.3	35.1	-	-
		8,516.0	8,604.8	7,842.2	7,825.9

The accompanying notes on pages 26 to 69 form an integral part of these financial statements.

Auditors' Report - Page 19

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the financial year ended 31 March 2001

GROUP - 2001	Notes	Share capital S$ million	Share premium S$ million	Capital redemption reserve S$ million	Currency translation account S$ million	Retained earnings and other reserves S$ million	Total S$ million
Balance at 1 April 2000		2,321.0	649.2	0.1	(47.5)	6,055.1	8,977.9
Change in accounting policy	2	-	-	-	-	(408.2)	(408.2)
Restated balance		2,321.0	649.2	0.1	(47.5)	5,646.9	8,569.7
Currency translation differences	31	-	-	-	(61.8)	-	(61.8)
Goodwill (net)	31	-	-	-	-	(807.2)	(807.2)
Net charges not recognised in the income statement		-	-	-	(61.8)	(807.2)	(869.0)
Net profit for the year		-	-	-	-	2,006.3	2,006.3
Total recognised (charges)/gains for the year		-	-	-	(61.8)	1,199.1	1,137.3
Dividends	28	-	-	-	-	(1,500.7)	(1,500.7)
Issue of share capital	30	0.1	1.6	-	-	-	1.7
Repurchase of shares	30	(9.1)	-	9.1	-	(142.3)	(142.3)
Balance at 31 March 2001		2,312.0	650.8	9.2	(109.3)	5,203.0	8,065.7

GROUP - 2000	Notes	Share capital S$ million	Share premium S$ million	Capital redemption reserve S$ million	Currency translation account S$ million	Retained earnings and other reserves S$ million	Total S$ million
Balance at 1 April 1999		2,287.5	1.4	-	(24.9)	5,703.9	7,967.9
Change in accounting policy	2	-	-	-	-	(394.8)	(394.8)
Restated balance		2,287.5	1.4	-	(24.9)	5,309.1	7,573.1
Currency translation differences	31	-	-	-	(22.6)	-	(22.6)
Goodwill (net)	31	-	-	-	-	(193.1)	(193.1)
Net charges not recognised in the income statement		-	-	-	(22.6)	(193.1)	(215.7)
Net profit for the year - restated (Note 2)		-	-	-	-	2,539.9	2,539.9
Total recognised (charges)/gains for the year		-	-	-	(22.6)	2,346.8	2,324.2
Dividends	28	-	-	-	-	(2,007.2)	(2,007.2)
Issue of share capital	30	33.6	647.8	-	-	-	681.4
Repurchase of shares	30	(0.1)	-	0.1	-	(1.8)	(1.8)
Balance at 31 March 2000		2,321.0	649.2	0.1	(47.5)	5,646.9	8,569.7

The accompanying notes on pages 26 to 69 form an integral part of these financial statements.

Auditors' Report - Page 19

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont'd)
For the financial year ended 31 March 2001

COMPANY - 2001	Notes	Share capital S$ million	Share premium S$ million	Capital redemption reserve S$ million	Currency translation account S$ million	Retained earnings and other reserves S$ million	Total S$ million
Balance at 1 April 2000		2,321.0	649.2	0.1	(91.7)	5,306.2	8,184.8
Change in accounting policy	2	-	-	-	-	(358.9)	(358.9)
Restated balance		2,321.0	649.2	0.1	(91.7)	4,947.3	7,825.9
Currency translation differences	31	-	-	-	(13.8)	-	(13.8)
Net charges not recognised in the income statement		-	-	-	(13.8)	-	(13.8)
Net profit for the year		-	-	-	-	1,671.4	1,671.4
Total recognised (charges)/gains for the year		-	-	-	(13.8)	1,671.4	1,657.6
Dividends	28	-	-	-	-	(1,500.7)	(1,500.7)
Issue of share capital	30	0.1	1.6	-	-	-	1.7
Repurchase of shares	30	(9.1)	-	9.1	-	(142.3)	(142.3)
Balance at 31 March 2001		2,312.0	650.8	9.2	(105.5)	4,975.7	7,842.2

COMPANY - 2000	Notes	Share capital S$ million	Share premium S$ million	Capital redemption reserve S$ million	Currency translation account S$ million	Retained earnings and other reserves S$ million	Total S$ million
Balance at 1 April 1999		2,287.5	1.4	-	(13.9)	5,784.7	8,059.7
Change in accounting policy	2	-	-	-	-	(342.6)	(342.6)
Restated balance		2,287.5	1.4	-	(13.9)	5,442.1	7,717.1
Currency translation differences	31	-	-	-	(77.8)	-	(77.8)
Net charges not recognised in the income statement		-	-	-	(77.8)	-	(77.8)
Net profit for the year - restated (Note 2)		-	-	-	-	1,514.2	1,514.2
Total recognised (charges)/gains for the year		-	-	-	(77.8)	1,514.2	1,436.4
Dividends	28	-	-	-	-	(2,007.2)	(2,007.2)
Issue of share capital	30	33.6	647.8	-	-	-	681.4
Repurchase of shares	30	(0.1)	-	0.1	-	(1.8)	(1.8)
Balance at 31 March 2000		2,321.0	649.2	0.1	(91.7)	4,947.3	7,825.9

The accompanying notes on pages 26 to 69 form an integral part of these financial statements.

Auditors' Report - Page 19

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
AND SUBSIDIARY COMPANIES

CONSOLIDATED CASH FLOW STATEMENT
For the financial year ended 31 March 2001

	2001 S$ million	2000 S$ million
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax and extraordinary items	3,052.2	2,520.8
Extraordinary items before tax	(317.9)	777.1
	2,734.3	3,297.9
Adjustments for:		
Net amortisation income	(1.6)	(1.1)
Depreciation of property, plant and equipment	624.1	782.8
(Gain) on dilution of interest in an associated company	(28.7)	-
(Gain)/loss on disposal of property, plant and equipment	(30.6)	0.2
(Gain) on sale of non-current investments	(23.3)	(781.9)
IDA compensation	(337.0)	-
Interest expense	9.1	8.1
Interest and investment income	(393.6)	(273.5)
Net provision for diminution in value of non-current investments	389.4	4.8
Property, plant and equipment written off	0.1	1.4
Recovery of investment previously written off	(22.0)	-
Share of joint venture's extraordinary items	2.5	-
Share of results of associated and joint venture companies	(348.9)	(367.5)
	(160.5)	(626.7)
Operating cash flow before working capital changes	2,573.8	2,671.2
Change in operating assets and liabilities		
Trade and other creditors	824.3	(91.3)
Trade and other debtors	(209.0)	(41.4)
Inventories	(7.8)	13.7
Currency translation adjustments of subsidiary companies	24.2	(1.7)
Cash generated from operations	3,205.5	2,550.5
Dividends received from associated and joint venture companies	43.0	39.6
Interest paid	(8.1)	(7.8)
Income tax paid	(565.9)	(463.6)
IDA compensation received	859.0	-
Net cash inflow from operating activities	3,533.5	2,118.7
CASH FLOWS FROM INVESTING ACTIVITIES		
Dividends received	33.2	8.7
Funds/(acquisition of interest) from minority shareholders	367.1	(304.3)
Interest received	214.6	235.7
Investment in associated and joint venture companies	(1,113.0)	(736.5)
Investment in long term investments	(126.4)	(823.6)
(Extension)/repayment of long term loans from associated companies	(32.3)	43.7
Proceeds from disposal of subsidiary, net of cash disposed [See Note below]	(35.4)	-
Payment for purchase of subsidiary, net of cash acquired [See Note below]	(0.2)	-
Net investment in short term investments	(782.5)	(71.8)
Payment for purchases of property, plant and equipment	(1,762.0)	(786.5)
Proceeds from sale of non-current investments	87.3	1,014.8
Proceeds from sale of property, plant and equipment	97.5	42.0
Net cash outflow from investing activities	(3,052.1)	(1,377.8)

The accompanying notes on pages 26 to 69 form an integral part of these financial statements.

Auditors' Report - Page 19

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
AND SUBSIDIARY COMPANIES

CONSOLIDATED CASH FLOW STATEMENT (Cont'd)
For the financial year ended 31 March 2001

	2001 S$ million	2000 S$ million
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	1.7	681.4
Proceeds from sale and leaseback of assets	17.8	-
Repurchase of shares	(142.3)	(1.8)
Dividends paid to shareholders	(1,493.8)	(1,994.8)
Dividends paid to minority shareholders	(0.1)	-
Repayment of term loans	(100.0)	(0.1)
Proceeds from bond issue	1,000.0	-
Net cash outflow from financing activities	(716.7)	(1,315.3)
NET DECREASE IN CASH AND CASH EQUIVALENTS HELD	(235.3)	(574.4)
CASH AND CASH EQUIVALENTS HELD AT THE BEGINNING OF THE FINANCIAL YEAR (NOTE 16)	4,330.7	4,905.1
CASH AND CASH EQUIVALENTS HELD AT THE END OF THE FINANCIAL YEAR (NOTE 16)	4,095.4	4,330.7

Note:

Acquisition and disposal of subsidiary companies

During the financial year, the Group's interest in First Cube Pte Ltd was increased from 50% to 72.9% for a cash consideration of S$4.6 million. Pursuant to a merger with Asia2B.com Holdings Limited during the financial year ended 31 March 2001, the Group exchanged its 89% equity interest in SESAMi.com Pte Ltd group for a 44.5% equity interest in SESAMi Inc.

The details of the acquisition and disposal were as follows:

	Acquisition S$ million	Disposal S$ million
Fair values of identifiable net assets of the subsidiary acquired/disposed		
Non-current assets	-	(6.1)
Cash	4.4	(35.4)
Current assets	1.8	(9.8)
Current liabilities	(0.7)	5.1
	5.5	(46.2)
Less:		
Minority interest	(1.5)	10.4
Share of net assets retained in the Group	-	44.3
	4.0	8.5
Goodwill	0.6	(8.5)
Total consideration - paid in cash	4.6	-
Less: Cash in subsidiary acquired/disposed	(4.4)	35.4
Outflow of cash	0.2	35.4

The accompanying notes on pages 26 to 69 form an integral part of these financial statements.

Auditors' Report - Page 19

NOTES TO THE FINANCIAL STATEMENTS - 31 March 2001

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1 SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

The financial statements, expressed in Singapore dollars, have been prepared under the historical cost convention, and are in accordance with Singapore Statements of Accounting Standard ("SAS").

In the current financial year, the Group adopted SAS 1 - Presentation of Financial Statements, *SAS 15 - Leases and SAS 23 - Segment Reporting.* The effect of adopting these standards has primarily been on the presentation and disclosures contained in the financial statements. Accordingly, the comparative figures have been reclassified to conform with the current financial year's presentation.

(b) Basis of *consolidation*

(i) Subsidiary companies

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

The consolidated financial statements include the financial statements of the Company and its subsidiary companies made up to the end of the financial year. Subsidiary companies are consolidated from the date of effective control and are no longer consolidated from the date that control ceases.

All intercompany transactions, balances and unrealised gains or losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by the Group.

(ii) Associated companies

An associated company is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions, or a company which the Group generally has between 20% and 50% of the voting rights.

Investments in associated companies are accounted for by the equity method of accounting. Unrealised gains or losses on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Equity accounting is discontinued when the carrying amount of the investment including loans that are in fact extension of the Group's investment, reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company. Where necessary, accounting policies for associated companies have been changed to ensure consistency with the policies adopted by the Group.

(iii) Joint venture companies

A joint venture company is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interest in jointly controlled entities is accounted for under the equity method of accounting as set out above. The Group's share of operating revenue, net profit after tax, assets and liabilities of the joint venture companies are disclosed in the notes to the financial statements.

1 SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b) Basis of consolidation (Cont'd)

(iv) Goodwill

Goodwill represents the excess of fair value of the consideration given over the fair value of the identifiable net assets of subsidiary, associated and joint venture companies when acquired. Goodwill is adjusted against shareholders' equity. Upon disposal of the subsidiary, associated and joint venture companies, the corresponding goodwill is transferred to the income statement and recognised as part of the gain or loss on disposal.

(c) Subsidiary, Associated and Joint Venture Companies

Investments in subsidiary, associated and joint venture companies that are intended to be held for the long term are stated in the financial statements of the Company at cost less provision. Provision is made in recognition of diminution in the value of the investments that is other than temporary.

(d) Foreign currency translation

(i) Foreign subsidiary, associated and joint venture companies ("Foreign Entities")

For the purpose of consolidation of subsidiary companies and the equity accounting of associated and joint venture companies, the balance sheets of foreign entities are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date, income statements of foreign entities are translated into Singapore dollars at the weighted average exchange rates for the year. Exchange differences arising from the translation of the net investment in foreign entity is taken to currency translation account in the shareholders' equity. On disposal of a foreign entity, accumulated exchange differences relating to that entity are transferred to income statement and recognised as part of the gain or loss on disposal.

Goodwill arising on acquisition of foreign entities is translated at exchange rate prevailing at the date of acquisition. Fair value adjustments made at the date of acquisition are treated as adjustments to the assets of the foreign entity and translated on a basis consistent with these assets.

(ii) Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Foreign currency monetary assets and liabilities are translated into Singapore dollars at the rates of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

(iii) Foreign currency hedges

Exchange differences arising from translating foreign currencies purchased to hedge against specific capital or operating expenditure commitments at balance sheet date are deferred. They are subsequently included in the measurement of the related capital or operating expenditure transactions. Exchange differences arising from translating foreign exchange forward contracts and options entered into as hedges for foreign currency assets and liabilities are accounted for in a manner consistent with the hedged item.

Long term loans to subsidiary, associated and joint venture companies that are in fact extensions of the Group's net investment in these entities and the borrowings entered into as specific hedge for such investments, are translated into Singapore dollars at exchange rates prevailing at the balance sheet date. The resulting exchange differences are taken to the currency translation account in the year that they arise, and are taken to the income statement upon disposal of the investments.

(e) Revenue recognition

Revenue comprises the value of services rendered, sale of equipment and sale of advertising space in directories, net of goods and services tax. It takes into account the gross income received and receivable from revenue sharing arrangements entered into with overseas telecommunications and postal companies in respect of traffic exchanged.

1 SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(e) Revenue recognition (cont'd)

Revenue from the rendering of services is recognised when the services are rendered.

Provision for unearned revenue is made for phone cards, prepaid cards and stamps which have been sold, but for which services have not been rendered as at the balance sheet date. Expenses directly attributable to the unearned revenue are deferred until the revenue is recognised.

Revenue from the provision of information technology services is recognised based on the percentage of completion, using cost-to-cost basis. Revenue from information technology services where the services involve substantially the procurement of computer equipment and third party software for installation, is recognised upon full completion of the project.

Revenue from the sale of equipment is recognised upon delivery to customers.

Revenue from the sale of advertising space in directories is recognised in the financial year of publication. Prior to 1 April 2000, such revenue was recognised on a time basis over the lives of the directories. This change in accounting policy has no material impact on the results of the Group for the current financial year.

Dividend income is recorded gross in the income statement in the accounting period in which a dividend is declared payable by the investee company or, in the case of subsidiary companies, in respect of when it is proposed.

Rental and interest income are recognised on an accrual basis.

(f) Government grants

(i) Relating to operating expenditure

Government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis.

(ii) Relating to purchase of property, plant and equipment

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(g) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, balances with banks and fixed deposits, net of bank overdrafts.

(h) Trade debtors

Trade debtors are carried at anticipated realisable value.

Bad debts are written off and specific provisions are made for those debts considered to be doubtful. General provisions are made on the balance of trade debtors to cover unexpected losses which have not been specifically identified.

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted average basis. Provision for obsolescence is based on a review of the age and usage of inventories. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Work-in-progress (directories) is stated at the cost incurred up to balance sheet date.

Work-in-progress (information technology services) is stated at costs less progress payments received and receivable on uncompleted information technology services. Costs include third party hardware and software costs, manpower, other direct expenses attributable to the project activity and recognised profit on incomplete projects. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

1 SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(i) Inventories (Cont'd)

The production costs of stamps and stamped stationery inventory are expensed as incurred as the amounts involved are immaterial.

Spares are carried at the lower of cost and net realisable value, and are expensed when used.

(j) Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation.

Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful lives as follows:

Property, plant and equipment	No. of Years
Buildings	5 - 30
Transmission plant and equipment	5 - 20
Switching equipment	3 - 10
Postal equipment	10
Other fixed assets	3 - 12

No depreciation is provided on freehold land, long-term leasehold land with remaining lease period of more than 100 years and capital work-in-progress. Leasehold land with remaining lease period of 100 years or less is depreciated in equal instalments over its remaining lease period.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

(k) Intangible assets

(i) Research and development

Development expenditure attributable to major projects, whose future returns are reasonably assured, is capitalised and amortised over the estimated useful life of the product. Expenditure on pure research is written off to the income statement in the year in which it is incurred, except for items of a capital nature which are capitalised as property, plant and equipment. The depreciation charge of these assets are taken to the income statement. Depreciation rates of property, plant and equipment utilised for research and development activities are reviewed annually to take into account technological obsolescence and possible future benefits to the Group.

(ii) Computer software development costs

Generally, costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. However, costs that are directly associated with identifiable and unique software products controlled by the Group and have probable economic benefits exceeding one year and greater than its cost, are recognised as assets and included in property, plant and equipment.

(iii) Other intangible assets

Expenditure on licences is capitalised and amortised using the straight-line method over their useful lives.

(iv) Customer acquisition costs

Customer acquisition costs, including related sales and promotion expenses and activation commissions, are expensed as incurred.

(v) Pre-incorporation expenses

Pre-incorporation expenses are expensed as incurred.

1 SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(l) Investments

Quoted and unquoted investments that are intended to be held for the long term are stated in the financial statements at cost less provision. Provision is made in recognition of a diminution in value of the investments which is other than temporary, determined on an individual investment basis.

Quoted investments held as current assets are stated at the lower of cost and market value on a portfolio basis. Cost is determined using the weighted average method.

Gain or loss on disposals of and provision for non-current investments, including subsidiary, associated and joint venture companies, are taken to the income statement as extraordinary items.

(m) Leases

(i) Where a group company is the lessee

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases under which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortised over the lease term.

If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognised immediately. If the sale price is below fair value, any gain or loss is also recognised immediately except that, if the loss is compensated by future lease payments at below market price, it is deferred and amortised in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortised over the period for which the asset is expected to be used.

(ii) Where a group company is the lessor - Indefeasible Rights of Use (IRUs)

The Group has entered into certain indefeasible right of use ("IRU") agreements. An IRU is a right to use a specified amount of capacity for a specific time period that cannot be revoked or voided. Such agreements are accounted for either as lease or service transactions.

Those IRU agreements that provide the lessee with exclusive right to the purchased capacity and limit the purchased capacity to a specified fibre, are accounted for as lease transactions. Other IRUs are accounted for as service contracts.

IRU agreement that transfer substantially all the risks and rewards of ownership to the lessee, and provide for the transfer of ownership of the asset to the lessee by the end of the lease term at a nominal price, are classified as sales-type leases. All other IRU leases are classified as operating leases.

Revenue from sales-type leases is recognised in the period that the IRUs are transferred and capacity is available for service. The costs attributable to capacity sold under sales type lease contract are accordingly recognised as cost of goods sold.

Revenue from operating leases or service contracts are recognised over the term of the lease or the contracts. Costs of the network relating to operating leases or service contracts are included as property, plant and equipment and depreciated over the economic useful life of the network.

1 **SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

(n) Deferred tax

Tax expense is determined on the basis of tax effect accounting using the liability method. Deferred tax is provided on all significant timing differences arising from the different treatments in accounting and taxation of relevant items. Prior to 1 April 2000, deferred tax was provided only when there was a reasonable probability that a liability will arise in the foreseeable future. The financial statements for the prior year have been restated to give effect to this change as if the current policy has always been applied. The reason for the change in the accounting policy and effects of the change are set out in Note 2 to the financial statements.

In accounting for timing differences, deferred tax assets are not recognised unless there is reasonable expectation of their realisation.

(o) Employee benefits

(i) Pension obligations

The group companies based in Singapore contribute to the Central Provident Fund ("CPF"), a defined contribution plan regulated and managed by the Government of Singapore, which applies to the majority of the Group's employees. The Group's contributions to CPF are charged to the income statement in the period to which the contributions relate.

(ii) Equity compensation benefits

Share options are granted to certain directors and to employees under the Singapore Telecom Executives Share Option Schemes. No compensation cost is recognised upon granting or the exercise of the options. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (for the par value of the shares issued) and share premium.

(iii) Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for leave as a result of services rendered by employees up to the balance sheet date.

(p) Provision for liquidated damages and warranties

Provision for liquidated damages in respect of information technology projects for the late completion of projects and warranties are made where a contractual obligation exists and is based on management's best estimate of the anticipated liability. The directors review the provision annually and where in their opinion, the provision is inadequate or excessive, due adjustment is made.

(q) Share capital

(i) Dividends on ordinary shares are recognised in shareholders' equity in the financial year in which they are proposed or declared.

(ii) The cost of shares repurchased by the Company is credited against revenue reserves. An amount equivalent to the nominal value of the shares repurchased is transferred to capital redemption reserve in accordance with Section 76G of the Singapore Companies Act.

2 **CHANGE IN ACCOUNTING POLICY AND PRIOR YEAR ADJUSTMENTS**

From 1 April 2000, the Group and the Company changed the accounting policy for deferred tax under Statement of Accounting Standard 12, **Accounting for Taxes on Income**, whereby deferred tax is provided for all material timing differences ("full liability" method). In prior years, provision for deferred tax was made only to the extent that it was probable that the liability will materialise ("partial liability" method).

The change in accounting policy is to align the financial impact of accounting for taxes on income for the Group and the Company to the revised Statement of Accounting Standard 12, **Income Taxes**, which is effective for financial statements covering periods beginning on or after 1 April 2001.

2 CHANGE IN ACCOUNTING POLICY AND PRIOR YEAR ADJUSTMENTS (Cont'd)

The change in accounting policy has been accounted for retrospectively. The comparative figures have been restated to conform to the changed policy.

The change in accounting policy has no material impact on the results of the Group and the Company for the current financial year.

The additional deferred tax arising from the change in accounting policy has been dealt with as follows:

	GROUP S$ million	COMPANY S$ million
Restatement of retained earnings as at 1 April 1999	394.8	342.6
Included as a restatement of the results for the financial year ended 31 March 2000	13.4	16.3
Cumulative impact on retained earnings as at 31 March 2000	408.2	358.9

3 OPERATING REVENUE

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Operating revenue comprised:				
International telephone	1,203.1	1,644.7	1,171.4	1,595.6
Public data and private network	1,065.0	763.0	1,027.3	774.0
Mobile communications	885.5	851.3	69.8	67.4
National telephone	588.0	572.7	629.1	611.7
Information technology and engineering services	480.1	383.5	-	-
Postal services	341.0	322.6	-	-
Sale of equipment	166.7	149.9	5.1	7.4
Directory advertising	107.2	97.1	-	-
Others	88.9	81.0	66.7	49.2
	4,925.5	4,865.8	2,969.4	3,105.3

4 OPERATING EXPENSES

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Operating expenses comprised:				
Traffic expenses	665.4	700.8	642.8	663.1
Staff costs [a]	666.6	595.3	312.0	267.0
Depreciation of property, plant and equipment	624.1	782.8	370.1	398.8
Selling and administrative costs	591.5	525.8	372.9	299.1
Cost of goods sold	461.8	352.6	61.5	44.9
Repair and maintenance	83.9	87.5	56.2	49.5
Recoveries	(56.4)	(31.7)	(86.3)	(63.2)
	3,036.9	3,013.1	1,729.2	1,659.2

(a) The staff costs of the Company are stated net of recoveries from entities of the Group of S$35.0 million (2000: S$23.2 million).

	GROUP		COMPANY	
	2001	2000	2001	2000
Number of staff employed as at 31 March	13,444	12,636	6,944	5,797

5 OPERATING PROFIT

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Operating profit is arrived at after (crediting)/charging:				
Auditors' remuneration:				
- Auditors of the Company	0.8	0.6	0.2	0.2
- Other auditors	0.2	0.2	-	-
Non-audit fees paid to:				
- Auditors of the Company	1.3	1.4	0.6	0.6
- Other auditors	0.1	0.1	-	-
Bad trade debts written off	0.7	4.2	-	-
Directors' remuneration (Note 15)				
- Paid by the Company	1.5	1.0	1.5	1.0
- Paid by subsidiary companies	0.1	0.1	-	-
Provision/(writeback of provision) for doubtful debts				
- third parties (trade)	40.1	57.6	28.8	35.4
- third parties (non-trade)	0.3	(0.6)	-	-
- associated and joint venture companies	(0.3)	0.1	-	-
Provision/(writeback of provision) for inventory obsolescence	0.8	(1.6)	0.2	0.7
Research and development expenses written off	*	0.9	-	0.1
Inventories written off	0.9	2.2	0.8	0.9
Rental expenses (for operating leases)	34.4	27.6	9.2	4.8

** denotes amounts of less than S$50,000.*

6 OTHER INCOME/(LOSS)

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Amortisation of gain on sale and leaseback arrangement	1.6	1.1	0.8	0.5
Bad trade debts recovered	1.8	1.6	1.2	1.2
Gain on disposal of property, plant and equipment	48.3	17.4	45.5	11.4
Rental income	24.2	18.1	39.7	47.7
Net exchange (loss)/gain (trade related)	(3.6)	10.2	(3.3)	6.4
Property, plant and equipment written off	(0.1)	(1.4)	-	-
Loss on disposal of property, plant and equipment	(17.7)	(17.6)	(8.7)	(15.5)
Others	38.7	5.8	64.9	22.0
	93.2	35.2	140.1	73.7

7 COMPENSATION FROM IDA (INFOCOMMUNICATIONS DEVELOPMENT AUTHORITY OF SINGAPORE)

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
Compensation payments				
Balance as at 1 April	1,500.0	1,500.0	1,500.0	1,500.0
Amount received during the year	859.0	-	859.0	-
Amount recognised as income	(337.0)	-	(337.0)	-
Balance as at 31 March	2,022.0	1,500.0	2,022.0	1,500.0

The Infocommunications Development Authority of Singapore ("IDA") has made two payments to the Company to compensate for the modifications to its original licence for the accelerated liberalisation of the telecommunications market. The IDA paid the Company S$1.5 billion in 1997 and S$859 million in 2000.

The Company accounts for these payments as deferred income in the Balance Sheet, and recognises them on a straight line basis over seven years from 1 April 2000, reflecting the period by which the Company's original monopoly licence period was shortened.

The Inland Revenue Authority of Singapore has informed the Company and the IDA that the compensation payments are not subject to income tax. The IDA has claimed that the first compensation payment was calculated on the basis that it would be taxable and that the assumed tax component was S$388 million. The IDA has asked the Company to repay the amount of that assumed tax component. The Company has sought appropriate legal advice on the merits of the claim and disputes the IDA's claim. Pending resolution of the dispute, the Company has not made any provision in its financial statements regarding the IDA's claim. The dispute does not affect the second payment of S$859 million.

8 INTEREST AND INVESTMENT INCOME

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
Interest income from				
- Subsidiary companies	-	-	81.6	110.7
- Associated and joint venture companies	0.3	1.1	0.3	0.3
- Fixed deposits, current accounts and bonds	151.0	174.1	99.4	119.1
- Others	57.8	53.3	1.5	1.9
	209.1	228.5	182.8	232.0
Amortisation of discounts on bonds	3.3	8.8	1.5	8.8
Gross dividends from				
- Unquoted subsidiary companies	-	-	523.0	274.3
- Unquoted associated and joint venture companies	-	-	3.0	4.8
- Quoted equity investments	26.6	13.4	9.6	5.9
- Unquoted equity investments	3.1	0.1	0.2	0.1
Net gain on sale of short term investments	155.5	56.8	-	-
(Provision)/writeback of provision for diminution in value of short term investments	(43.7)	20.6	-	-
Related net exchange gain/(loss)	29.9	(64.3)	101.8	(86.1)
Others	9.8	9.6	9.7	9.6
	184.5	45.0	648.8	217.4
	393.6	273.5	831.6	449.4

9 INTEREST ON BORROWINGS

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
Interest expense incurred				
- bank loans	-	*	-	-
- bonds	5.6	5.0	5.6	5.0
- bank overdrafts (unsecured)	*	*	-	-
- loan from a minority shareholder	3.5	3.1	-	-
	9.1	8.1	5.6	5.0

** denotes amounts of less than S$50,000*

10 TAXATION

(a) Tax expense

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
Tax expense attributable to profit is made up of:				
Current income tax				
- Singapore	523.9	545.2	462.4	478.4
- Overseas	3.2	1.4	1.5	0.8
	527.1	546.6	463.9	479.2
Deferred income tax				
- as reported	40.0	(19.8)	54.7	0.3
- prior year adjustments (Note 2)	-	13.4	-	16.3
	40.0	(6.4)	54.7	16.6
	567.1	540.2	518.6	495.8
Adjustments in respect of prior years:				
Deferred income tax				
- change in corporate tax rate	(30.1)	(5.6)	(22.7)	(3.1)
- others	-	(18.2)	-	(18.2)
	537.0	516.4	495.9	474.5
Share of taxes of associated companies	174.7	143.6	-	-
Share of taxes of joint venture companies	3.4	1.5	-	-
	715.1	661.5	495.9	474.5

The income tax expense on the results of the Group differs from the amount of income tax determined by applying the Singapore standard tax rate of 24.5% (2000: 25.5%) to profit before tax due to certain items not being taxable, offset by the higher tax rate in the jurisdiction of some of the countries in which the Group operates.

The income tax expense on the results of the Company for the year is lower than the amount of income tax determined by applying the Singapore standard tax rate of 24.5% (2000: 25.5%) to profit before tax due mainly to compensation from IDA and certain items not being taxable.

As at 31 March 2001, the Group has estimated unutilised tax losses of approximately S$31.8 million (2000: S$31.8 million) and unutilised wear and tear allowances of approximately S$15.6 million (2000: Nil) available for set off against future taxable income, subject to the provisions of the income tax regulations of the respective countries in which the Group operates. The deferred tax benefit amounting to S$14.2 million (2000: S$8.1 million) of the unutilised tax losses and wear and tear allowances has not been recognised in the financial statements.

During the financial year, certain carryforward tax losses of subsidiary companies not recognised previously in the consolidated financial statements were utilised, resulting in tax savings of approximately S$4.4 million (2000: S$23.8 million).

(b) **Movements in provision for current tax**

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
Balance as at 1 April	635.3	552.3	465.5	445.8
Income tax paid	(565.9)	(463.6)	(551.3)	(459.5)
Current financial year's tax expense on profit	527.1	546.6	463.9	479.2
Balance as at 31 March	596.5	635.3	378.1	465.5

(c) **Movements in provision for deferred tax**

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
Balance as at 1 April, as previously reported	360.0	403.6	220.4	241.4
Prior year adjustments (Note 2)	408.2	394.8	358.9	342.6
Balance as at 1 April, restated	768.2	798.4	579.3	584.0
Provision/(writeback) in respect of profit for the year	40.0	(6.4)	54.7	16.6
Overprovision in prior year	-	(18.2)	-	(18.2)
Change in tax rate	(30.1)	(5.6)	(22.7)	(3.1)
Transfer from/(to) income statement	9.9	(30.2)	32.0	(4.7)
Balance as at 31 March	778.1	768.2	611.3	579.3

11 EXTRAORDINARY ITEMS

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
The extraordinary items ("EI") comprise:				
Profit on sale of non-current investments	23.3	781.9	22.6	26.3
Provision for diminution in value of non-current investments	(426.1)	(112.0)	(410.3)	(104.7)
Writeback of provision for diminution in value of non-current investments	36.7	107.2	11.7	102.9
Gain on deemed disposal of associated companies	28.7	-	-	-
Recovery of investment in subsidiary company previously written off	22.0	-	-	-
Share of joint venture company's EI	(2.5)	-	-	-
	(317.9)	777.1	(376.0)	24.5
Less : Foreign tax on profit on sale of non-current investments	-	(76.1)	-	-
	(317.9)	701.0	(376.0)	24.5

Non-current investments referred to above comprise investments in associated and joint venture companies and long term investments.

12 EARNINGS PER SHARE

	GROUP 2001 S$ million	GROUP 2000 S$ million
Group's profit after tax and minority interests (before extraordinary items)	2,324.2	1,838.9
Group's profit after tax and minority interests (after extraordinary items)	2,006.3	2,539.9
Weighted average number of ordinary shares in issue for calculation of Basic earnings per share ('000)	15,429,615	15,322,260
Adjustment for assumed conversion of share options ('000)	5,398	2,111
Weighted average number of ordinary shares for calculation of Diluted earnings per share ('000)	15,435,013	15,324,371

Basic earnings per share (before extraordinary items) is calculated by dividing the Group's profit after tax and minority interests but before extraordinary items by the weighted average number of ordinary shares in issue during the financial year.

Basic earnings per share (after extraordinary items) is calculated by dividing the Group's profit after extraordinary items by the weighted average number of ordinary shares in issue during the financial year.

For the diluted earnings per share, the weighted average number of ordinary shares in issue has been adjusted to assume conversion of all dilutive potential ordinary shares from the share options granted to employees.

In determining the diluted earnings per share, a calculation is performed to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the exercise price of the outstanding share options. This calculation serves to determine the "unpurchased" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. For the share options calculation, no adjustment is made to the Group's profits.

As disclosed in Note 2, the Group changed its accounting policy with respect to accounting for deferred tax. For comparative purposes, the basic earnings per share and diluted earnings per share for the financial year ended 31 March 2000 have been restated for the prior year adjustment arising from this change in accounting policy.

13 EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	GROUP 2001 S$ million	GROUP 2000 S$ million
EBITDA is defined as follows:		
Profit before tax and extraordinary items	3,052.2	2,520.8
Adjustments for:		
Depreciation of property, plant and equipment	624.1	782.8
Interest expense	9.1	8.1
Interest and investment income	(393.6)	(273.5)
Amortisation of gain on sale and leaseback	(1.6)	(1.1)
EBITDA	3,290.2	3,037.1

14 RELATED PARTY TRANSACTIONS

During the financial year, the Group and the Company have no significant transactions with related parties, consisting of subsidiary companies of the ultimate holding company or associated and joint venture companies of the Group except for the following transactions at terms agreed between the parties:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Information technology services rendered	6.8	11.2	-	-
Postal services rendered	9.1	7.2	-	-
Telecommunications services rendered	70.8	51.0	60.6	40.2
Utilities charges incurred	47.8	35.6	33.9	25.7

15 REMUNERATION AND SHARE OPTIONS OF DIRECTORS

The aggregate compensation paid or accrued for the SingTel directors for services in all capacities is set out in the following table :

	GROUP		COMPANY	
Director	2001 S$'000	2000 S$'000	2001 S$'000	2000 S$'000
Mr Koh Boon Hwee	90.0	40.0	70.0	20.0
Mr Lee Hsien Yang	1,079.7	880.9	1,079.7	880.9
Mr Paul Chan Kwai Wah	40.0	3.7	40.0	3.7
Dr Yogen K Dalal	14.6	-	14.6	-
MG Lim Chuan Poh	37.5	10.0	37.5	10.0
Mr Quek Poh Huat	45.0	10.0	45.0	10.0
Mr Seah Kian Peng	40.0	3.7	40.0	3.7
Mr Jaspal Singh	50.0	15.0	40.0	10.0
Mr Jackson Peter Tai	16.7	-	16.7	-
Mr Keith Tay Ah Kee	65.0	25.0	55.0	15.0
Mr Wong Hung Khim (1)	35.0	30.0	27.5	15.0
Mr Lim Ho Kee (1)	37.5	25.0	27.5	15.0
Dr Hong Hai (2)	-	10.0	-	5.0
Mrs Yu-Foo Yee Shoon (2)	-	3.4	-	1.7
	1,551.0	1,056.7	1,493.5	990.0

(1) These directors resigned during the year ended 31 March 2001.
(2) These directors resigned during the year ended 31 March 2000.

The aggregate number of share options granted to the directors of the Company during the financial year was 1,500,000 (2000: 500,000). The share options were given on the same terms and conditions as those offered to other employees of the Company. The outstanding number of share options granted to the directors of the Company at the end of the financial year was 2,120,000 (2000: 620,000).

16 CASH AND CASH EQUIVALENTS

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Fixed deposits	3,888.9	4,162.1	2,128.6	2,429.7
Cash and bank balances	206.5	168.7	56.4	61.4
	4,095.4	4,330.8	2,185.0	2,491.1

16 CASH AND CASH EQUIVALENTS (Cont'd)

For the purpose of the Consolidated Cash Flow Statement, the year-end consolidated cash and cash equivalents comprise the following:

	GROUP 2001 S$ million	GROUP 2000 S$ million
Cash and bank balances (as above)	4,095.4	4,330.8
Less:		
Bank overdraft (unsecured)	-	(0.1)
Cash and cash equivalents per Consolidated Cash Flow Statement	4,095.4	4,330.7

17 SHORT TERM INVESTMENTS

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
(a) **Investments at cost:**				
Quoted equity investments	616.6	467.3	-	-
Other quoted investments	1,586.9	1,096.0	557.4	22.3
Total quoted investments at cost	2,203.5	1,563.3	557.4	22.3
Other unquoted investments	373.5	15.5	373.5	15.5
	2,577.0	1,578.8	930.9	37.8
Less:				
Provision for diminution in value	(43.7)	-	-	-
Total short term investments	2,533.3	1,578.8	930.9	37.8
(b) **Investments at market value:**				
Quoted equity investments	559.5	656.1	-	-
Other quoted investments	1,600.4	1,084.1	557.7	22.3
Total quoted investments at market value	2,159.9	1,740.2	557.7	22.3

(c) Certain subsidiaries of the Group are participating lenders of a Securities Lending Program administered by a financial institution acting as an agent. The agent collects cash and other securities from borrowers as collateral, and this collateral will be at agreed percentage above the market value of the securities lent out. Marking to market of collateral is performed every business day and the borrower is required to deliver additional collateral when necessary. Income earned from the investment of cash collateral and the loan fees for loans collateralised by non-cash collateral are distributed to the participating lenders by the agent.

The amount of securities loaned to financial institutions included in the balances above are as follows:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Quoted equity investments	16.3	11.2	-	-
Other quoted investments	129.8	153.6	-	-
	146.1	164.8	-	-
Share of the collateral in cash and other securities received by the agent in respect of securities loaned (at market value)	164.1	184.7	-	-

17 SHORT TERM INVESTMENTS (Cont'd)

(d) The movements in the provision for diminution in value of short-term investments during the year are as follows:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Balance as at 1 April	-	20.6	-	-
Add: Provision/(writeback of provision) for the year	43.7	(20.6)	-	-
Balance as at 31 March	43.7	-	-	-

18 TRADE AND OTHER DEBTORS

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
(a) Trade debtors	1,003.3	890.5	575.8	615.1
Less : Provision for doubtful trade debtors	(199.5)	(196.0)	(130.9)	(133.6)
	803.8	694.5	444.9	481.5
Other debtors	299.8	87.4	113.1	11.5
Less : Provision for doubtful debtors	(23.2)	(22.9)	-	-
	276.6	64.5	113.1	11.5
Due from associated and joint venture companies (non-trade)	28.8	24.2	3.3	1.9
Less : Provision for doubtful receivables	(2.2)	(2.8)	-	-
	26.6	21.4	3.3	1.9
Due from subsidiary companies				
- Trade	-	-	77.6	46.6
- Non-trade	-	-	292.8	282.2
- Shareholders' loans	-	-	1,768.5	2,520.2
Interest receivable	38.7	47.5	14.8	13.2
Deposits	19.6	9.1	10.1	5.3
Prepayments	58.7	47.7	29.0	28.8
Staff loans	4.7	5.4	3.4	3.8
Total trade and other debtors	1,228.7	890.1	2,757.5	3,395.0

The shareholders' loans and non-trade balances with subsidiary, associated and joint venture companies are unsecured, interest-free and repayable on demand.

(b) The movements in the provision for doubtful trade debtors during the financial year are as follows:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Balance as at 1 April	196.0	166.6	133.6	122.2
Provision for the year	40.1	57.6	28.8	35.4
	236.1	224.2	162.4	157.6
Less:				
Bad debts written off against provision	(36.6)	(28.2)	(31.5)	(24.0)
Balance as at 31 March	199.5	196.0	130.9	133.6

18 TRADE AND OTHER DEBTORS (Cont'd)

(c) The movements in the provision for doubtful other debtors during the financial year are as follows:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Balance as at 1 April	22.9	24.6	-	-
Provision/(writeback of provision) for the year	0.3	(0.6)	-	-
	23.2	24.0	-	-
Less:				
Bad debts written off against provision	*	(1.1)	-	-
Balance as at 31 March	23.2	22.9	-	-

** denotes amounts of less than S$50,000.*

(d) The movements in the provision for doubtful receivables from associated and joint venture companies during the financial year are as follows:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Balance as at 1 April	2.8	2.8	-	-
(Writeback of provision)/provision for the year	(0.3)	0.1	-	-
	2.5	2.9	-	-
Less:				
Bad debts written off against provision	(0.3)	(0.1)	-	-
Balance as at 31 March	2.2	2.8	-	-

19 INVENTORIES

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
(a) Inventories at cost				
Consumable stores and raw materials	22.0	22.9	16.0	15.7
Equipment held for resale	34.3	57.6	2.1	2.3
Work-in-progress (information systems projects)	50.8	14.6	-	-
Directories in process of publication	1.1	6.0	-	-
Published directories	5.3	6.2	-	-
	113.5	107.3	18.1	18.0
Less:				
Provision for inventory obsolescence	(8.5)	(11.0)	(4.4)	(4.2)
	105.0	96.3	13.7	13.8

(b) The movements in the provision for inventory obsolescence during the financial year are as follows:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Balance as at 1 April	11.0	18.8	4.2	3.8
Provision/(writeback of provision) for the year	0.8	(1.6)	0.2	0.7
	11.8	17.2	4.4	4.5
Less:				
Amount written off against provision	(3.3)	(6.2)	-	(0.3)
Balance as at 31 March	8.5	11.0	4.4	4.2

20 PROPERTY, PLANT AND EQUIPMENT

GROUP - 2001	Freehold land S$ million	Leasehold land S$ million	Buildings S$ million	Transmission plant and equipment S$ million	Switching equipment S$ million	Postal equipment S$ million	Other fixed assets S$ million	Capital work-in-progress S$ million	Total S$ million
Cost									
Balances as at 1 April 2000	2.3	559.6	1,061.5	2,934.8	1,417.1	99.1	1,009.3	367.5	7,451.2
Translation adjustments	-	-	0.1	(0.9)	(2.5)	-	(0.1)	(0.1)	(3.5)
Additions	-	45.6	37.8	182.6	143.0	-	138.1	1,185.7	1,732.8
Disposals	-	-	(35.9)	(148.9)	(103.5)	(0.4)	(79.6)	-	(368.3)
Reclassifications/Adjustments	-	-	8.9	134.0	90.2	1.1	40.1	(274.3)	-
Total cost as at 31 March 2001	2.3	605.2	1,072.4	3,101.6	1,544.3	99.8	1,107.8	1,278.8	8,812.2
Accumulated Depreciation									
Balances as at 1 April 2000	-	46.3	155.0	1,400.6	782.4	12.8	618.5	-	3,015.6
Translation adjustments	-	-	-	(0.4)	(1.5)	-	(0.1)	-	(2.0)
Charge for the year	-	6.7	36.4	249.7	173.4	10.2	147.7	-	624.1
Disposals	-	-	(6.7)	(130.3)	(95.5)	(0.4)	(68.4)	-	(301.3)
Reclassifications/Adjustments	-	-	(0.4)	0.2	(0.5)	0.3	0.4	-	-
Total accumulated depreciation as at 31 March 2001	-	53.0	184.3	1,519.8	858.3	22.9	698.1	-	3,336.4
Net book value as at 31 March 2001	2.3	552.2	888.1	1,581.8	686.0	76.9	409.7	1,278.8	5,475.8

GROUP - 2000	Freehold land S$ million	Leasehold land S$ million	Buildings S$ million	Transmission plant and equipment S$ million	Switching equipment S$ million	Postal equipment S$ million	Other fixed assets S$ million	Capital work-in-progress S$ million	Total S$ million
Cost									
Balances as at 1 April 1999	2.3	575.7	749.7	2,601.1	1,320.0	90.5	869.3	837.3	7,045.9
Translation adjustments	-	-	0.2	(1.0)	(1.7)	-	(0.6)	(0.5)	(3.6)
Additions	-	0.1	5.1	215.3	115.7	-	89.9	288.3	714.4
Disposals	-	(20.2)	(20.4)	(99.3)	(111.8)	(0.1)	(52.6)	(0.3)	(304.7)
Reclassifications/Adjustments	-	4.0	326.9	218.7	94.9	8.7	103.3	(757.3)	(0.8)
***Total cost* as at 31 March 2000**	2.3	559.6	1,061.5	2,934.8	1,417.1	99.1	1,009.3	367.5	7,451.2
Accumulated Depreciation									
Balances as at 1 April 1999	-	41.5	126.5	1,188.1	608.7	2.8	529.2	-	2,496.8
Translation adjustments	-	-	-	(0.1)	(1.1)	-	(0.8)	-	(2.0)
Charge for the year	-	6.2	35.3	310.2	283.3	10.1	137.7	-	782.8
Disposals	-	(1.4)	(7.2)	(98.0)	(108.8)	(0.1)	(47.0)	-	(262.5)
Reclassifications/Adjustments	-	-	0.4	0.4	0.3	-	(0.6)	-	0.5
Total accumulated depreciation as at 31 March 2000	-	46.3	155.0	1,400.6	782.4	12.8	618.5	-	3,015.6
Net book value as at 31 March 2000	2.3	513.3	906.5	1,534.2	634.7	86.3	390.8	367.5	4,435.6

20 PROPERTY, PLANT AND EQUIPMENT (Cont'd)

COMPANY - 2001	Freehold land S$ million	Leasehold land S$ million	Buildings S$ million	Transmission plant and equipment S$ million	Switching equipment S$ million	Other fixed assets S$ million	Capital work-in-progress S$ million	Total S$ million
Cost								
Balances as at 1 April 2000	2.3	407.2	542.2	2,196.3	900.2	663.5	265.6	4,977.3
Additions	-	24.5	-	157.3	78.8	53.6	201.1	515.3
Disposals	-	-	(8.1)	(100.8)	(77.6)	(46.1)	-	(232.6)
Transfer from subsidiary company	-	-	19.0	-	-	4.7	-	23.7
Reclassifications/Adjustments	-	-	0.5	104.5	46.6	20.8	(172.4)	-
Total cost as at 31 March 2001	2.3	431.7	553.6	2,357.3	948.0	696.5	294.3	5,283.7
Accumulated Depreciation								
Balances as at 1 April 2000	-	33.5	117.5	1,127.9	497.8	423.2	-	2,199.9
Charge for the year	-	4.3	18.6	169.0	91.3	86.9	-	370.1
Disposals	-	-	(2.4)	(94.2)	(76.4)	(45.6)	-	(218.6)
Total accumulated depreciation as at 31 March 2001	-	37.8	133.7	1,202.7	512.7	464.5	-	2,351.4
Net book value as at 31 March 2001	2.3	393.9	419.9	1,154.6	435.3	232.0	294.3	2,932.3

COMPANY - 2000	Freehold land S$ million	Leasehold land S$ million	Buildings S$ million	Transmission plant and equipment S$ million	Switching equipment S$ million	Other fixed assets S$ million	Capital work-in-progress S$ million	Total S$ million
Cost								
Balances as at 1 April 1999	2.3	425.1	562.1	1,890.2	881.0	606.1	359.3	4,726.1
Additions	-	0.1	0.1	185.8	66.5	50.6	145.3	448.4
Disposals	-	(18.0)	(20.0)	(3.5)	(90.8)	(31.0)	-	(163.3)
Transfer to subsidiary company	-	-	-	-	(33.8)	-	-	(33.8)
Reclassifications/Adjustments	-	-	-	123.8	77.3	37.8	(239.0)	(0.1)
Total cost as at 31 March 2000	2.3	407.2	542.2	2,196.3	900.2	663.5	265.6	4,977.3
Accumulated Depreciation								
Balances as at 1 April 1999	-	30.6	106.1	945.7	483.5	375.5	-	1,941.4
Charge for the year	-	4.2	18.5	184.4	115.8	75.9	-	398.8
Disposals	-	(1.3)	(7.1)	(2.2)	(101.5)	(28.2)	-	(140.3)
Total accumulated depreciation as at 31 March 2000	-	33.5	117.5	1,127.9	497.8	423.2	-	2,199.9
Net book value as at 31 March 2000	2.3	373.7	424.7	1,068.4	402.4	240.3	265.6	2,777.4

Included in the property, plant and equipment of the Group and the Company are certain telecommunications equipment with net book value of S$344.5 million (2000: S$263.4 million) and S$178.3 million (2000: S$112.9 million) respectively which were sold and leased back.

As part of its annual review process, the Group assessed the recoverable amounts of certain transmission plant and equipment and switching equipment in the light of technological improvements and changing business trends. After taking into account the replacement costs or the expected future cashflows from these assets discounted to their present values, a one-off accelerated depreciation charge of S$50.3 million (2000: S$245.4 million) for the Group and S$28.7 million (2000: S$92.8 million) for the Company were made and included in the depreciation expense for the year.

The major properties of the Group situated in Singapore are listed on page 71.

21 SUBSIDIARY COMPANIES

	COMPANY 2001 S$ million	COMPANY 2000 S$ million
(a) Unquoted equity shares, at cost	1,245.1	1,288.9
Shareholders' loans	3,428.4	1,972.5
	4,673.5	3,261.4
Less :		
Provision for diminution in value	(44.5)	(96.8)
	4,629.0	3,164.6

The shareholders' loans are unsecured, interest-free and not expected to be repaid within the next twelve months.

The non-trade amounts due to subsidiary companies are unsecured and interest-free. The current amounts are repayable on demand. The non-current amounts are not expected to be repaid within the next twelve months.

The details of the subsidiary companies are set out in Note 32.

(b) The movements in the provision for diminution in value of subsidiary companies during the financial year are as follows:

	COMPANY 2001 S$ million	COMPANY 2000 S$ million
Balance as at 1 April	96.8	96.8
Less:		
Amount written off against provision	(52.3)	-
Balance as at 31 March	44.5	96.8

22 ASSOCIATED COMPANIES

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
(a) Investments:				
Quoted equity shares, at cost	961.4	877.1	-	-
Market value: S$1,639.5 million (2000: S$2,050.0 million)				
Unquoted equity shares, at cost	2,541.6	1,562.3	39.6	1.4
Shareholders' loans	39.8	-	-	-
	3,542.8	2,439.4	39.6	1.4
Goodwill on consolidation taken to shareholders' equity	(2,223.0)	(1,381.3)	-	-
Currency translation adjustments	(138.9)	(53.1)	-	-
Share of post acquisition reserves *(net of dividends received)*	456.3	297.1	-	-
	1,637.2	1,302.1	39.6	1.4
Less:				
Provision for diminution in value	-	(10.0)	-	-
	1,637.2	1,292.1	39.6	1.4

The shareholders' loans to associated companies are unsecured, interest-free and include an amount of S$39.5 million (2000: nil) which will be converted to equity shares in an associated company within the next twelve months upon completion of restructuring of the associated company.

22 ASSOCIATED COMPANIES (Cont'd)

(b) The movements in the provision for diminution in value of investments in associated companies are as follows:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Balance as at 1 April	10.0	15.6	-	-
Less:				
Writeback of provision	(10.0)	-	-	-
Release upon disposal of investment	-	(5.6)	-	-
Balance as at 31 March	-	10.0	-	-

The details of the associated companies are set out in Note 32.

23 JOINT VENTURE COMPANIES

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
(a) Investments:				
Unquoted equity shares, at cost	339.1	127.7	127.7	38.0
Shareholders' loans	28.9	20.6	22.4	23.6
	368.0	148.3	150.1	61.6
Goodwill on consolidation taken to shareholders' equity	(66.5)	(18.6)	-	-
Currency translation adjustments	1.8	1.2	-	-
Share of post acquisition reserves (net of dividends received)	15.1	29.6	-	-
	318.4	160.5	150.1	61.6
Less:				
Provision for diminution in value	(87.4)	(102.4)	-	-
	231.0	58.1	150.1	61.6

Included in the currency translation adjustments are amounts relating to certain joint venture companies, totalling S$44.5 million (2000: S$44.5 million) which were reversed from currency translation account. Provision for diminution in value of similar amounts were made in respect of these investments.

The shareholders' loans to joint venture companies are unsecured, interest-free and are not expected to be repaid within the next twelve months.

The details of the joint venture companies are set out in Note 32.

(b) The movements in the provision for diminution in value of investments in joint venture companies are as follows:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Balance as at 1 April	102.4	100.6	-	-
Provision for the year	-	7.3	-	-
	102.4	107.9	-	-
Less:				
Writeback of provision	(15.0)	(4.3)	-	-
Amount written off against provision	-	(1.2)	-	-
Balance as at 31 March	87.4	102.4	-	-

23 JOINT VENTURE COMPANIES (Cont'd)

(c) The Group's share of the operating revenue, net profit after tax, assets and liabilities of the joint venture companies are as follows:

	GROUP 2001 S$ million	GROUP 2000 S$ million
Operating revenue	96.6	72.7
Net (loss)/profit after tax	(12.3)	13.9
Non-current assets	313.6	194.4
Current assets	176.4	105.7
Current liabilities	(152.6)	(123.1)
Non-current liabilities	(92.4)	(81.6)
Net assets	245.0	95.4

24 LONG TERM INVESTMENTS

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
(a) **Investments at cost:**				
Quoted - equity	1,047.1	1,038.6	1,003.9	966.2
Quoted - others	95.2	147.7	95.2	147.7
Less:	1,142.3	1,186.3	1,099.1	1,113.9
Provision for diminution in value	(573.9)	(175.3)	(568.7)	(170.1)
Total quoted investments	568.4	1,011.0	530.4	943.8
Unquoted - equity	128.6	112.5	46.8	52.7
Unquoted - others	101.0	44.4	69.1	35.9
Less:	229.6	156.9	115.9	88.6
Provision for diminution in value	(15.8)	-	-	-
Total unquoted investments	213.8	156.9	115.9	88.6
Total long term investments	782.2	1,167.9	646.3	1,032.4
(b) **Investments at market value:**				
Quoted - equity	629.1	1,449.0	529.4	975.4
Quoted - others	98.0	149.8	98.0	149.8
Total quoted investments at market value	727.1	1,598.8	627.4	1,125.2

(c) The movements in the provision for diminution in value of long term investments are as follows:

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
Balance as at 1 April	175.3	183.9	170.1	177.4
Provision for the year	426.1	104.7	410.3	104.7
	601.4	288.6	580.4	282.1
Less:				
Writeback of provision	(11.7)	(102.9)	(11.7)	(102.9)
Amount written off against provision	-	(10.4)	-	(9.1)
Balance as at 31 March	589.7	175.3	568.7	170.1

25 OTHER NON-CURRENT ASSETS

	GROUP		COMPANY	
	2001	2000	2001	2000
	S$ million	S$ million	S$ million	S$ million
Other receivables	9.7	2.2	-	-
Staff loans	38.1	45.2	30.7	36.9
Prepayments	16.2	19.7	9.5	8.3
	64.0	67.1	40.2	45.2

Staff loans are repayable with interest in equal monthly instalments over periods of up to 30 years for housing loans and up to 8 years for other loans with an average interest rate ranging between 4% and 5.5% per annum for both years.

Included in staff loans are loans to directors of subsidiary companies of S$3.4 million (2000: S$6.7 million) for the Group and the Company.

26 TRADE AND OTHER CREDITORS

	GROUP		COMPANY	
	2001	2000	2001	2000
	S$ million	S$ million	S$ million	S$ million
Trade creditors	1,037.5	873.1	585.9	607.7
Advance billings	992.2	319.8	231.2	162.0
Accruals	223.6	325.9	57.4	65.2
Other creditors	215.0	76.5	70.1	43.3
Provision for liquidated damages and warranties	55.4	27.0	-	-
Customers' deposits	17.5	19.7	11.8	12.4
Collections on behalf of third parties	22.6	14.8	0.3	0.5
Tender deposits	5.5	5.3	2.6	2.9
Due to a joint venture company (non-trade)	1.3	-	-	-
	2,570.6	1,662.1	959.3	894.0

The balance due to a joint venture company is unsecured, interest-free and has no fixed term of repayment.

27 BORROWINGS (UNSECURED)

	GROUP		COMPANY	
	2001	2000	2001	2000
	S$ million	S$ million	S$ million	S$ million
Current				
Bonds	-	100.0	-	100.0
Bank overdrafts	-	0.1	-	-
	-	100.1	-	100.0
Non-current				
SingTel Bonds	1,000.0	-	1,000.0	-

On 15 March 2001, the Company issued a 5-year fixed interest unsecured bond of S$1 billion ("SingTel Bond") due 2006, carrying interest at 3.21% per annum.

The unsecured bonds as at 31 March 2000 carried interest at 4 31/32% per annum and were redeemed on 1 February 2001.

28 DIVIDENDS

	GROUP AND COMPANY	
	2001 S$ million	2000 S$ million
Ordinary dividends proposed:		
Final proposed of 5.5 cents (2000: 5.5 cents) per share, proposed net of tax at 24.5% (2000: 25.5%)	640.0	633.1
Adjustment:		
Writeback of overprovision of final dividend proposed in the prior year as a result of share repurchase	(1.1)	-
Special dividends paid:		
Special dividend of 7.5 cents (2000: 12 cents) per share, paid net of tax at 25.5% (2000: 26.0%)	861.8	1,374.1
	1,500.7	2,007.2

29 DEFERRED INCOME

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Deferred IDA compensation (Note 7)	2,022.0	1,500.0	2,022.0	1,500.0
Gain on sale and leaseback arrangement				
Balance as at 1 April	13.2	14.3	5.8	6.3
Amount deferred during the year	17.8	-	9.5	-
Amount recognised as income during the year	(1.6)	(1.1)	(0.8)	(0.5)
Balance as at 31 March	29.4	13.2	14.5	5.8
Total deferred income	2,051.4	1,513.2	2,036.5	1,505.8

Gain on sale and leaseback of certain telecommunications equipment is recognised as income over the lease periods of 11 to 16 years.

30 SHARE CAPITAL

	GROUP AND COMPANY	
	2001 S$ million	2000 S$ million
Authorised:		
33,333,333,330 ordinary shares of S$0.15 each and 1 Special Share of S$0.50	5,000	5,000
Issued and fully paid:		
Ordinary shares at S$0.15 each ("Shares")		
Balance as at 1 April 15,473,154,226 (2000: 15,249,938,788) Shares	2,321.0	2,287.5
Issue of 787,900 (2000: 223,932,438) Shares	0.1	33.6
Repurchase of 60,778,000 (2000: 717,000) Shares	(9.1)	(0.1)
Balance as at 31 March 15,413,164,126 (2000: 15,473,154,226) Shares	2,312.0	2,321.0
1 Special Share at S$0.50	*	*
	2,312.0	2,321.0

** denotes amount of less than S$50,000.*

30 SHARE CAPITAL (Cont'd)

Issue of new shares

During the financial year, the Company issued 787,900 (2000: 2,621,540) Shares, fully paid in cash under the Singapore Telecom Executives' Share Option Scheme ("1994 Scheme") at premiums of between S$1.90 and S$2.15 per share. Total share premium arising from these share issues is S$1.6 million (2000: S$6.0 million). In addition, 221,310,898 Shares were issued at a premium of S$2.90 per share (total: S$641.8 million) for cash in the financial year ended 31 March 2000 in conjunction with the subscription of shares in KDDI Corporation (formerly known as KDD Corporation).

Outstanding share options

As at 31 March 2001, there were 54,456,931 (2000: 19,460,831) unissued ordinary shares of S$0.15 each of the Company under options granted pursuant to both the 1994 Scheme and the Singapore Telecom Share Option Scheme 1999 at exercise prices ranging from S$2.05 to S$3.15 per share.

Share repurchase

On 29 September 1999, the shareholders at the Extraordinary General Meeting of the Company approved the mandate for the Company to purchase or acquire its issued ordinary shares, subject to certain conditions as detailed in the Company's circular to Members dated 13th August 1999 (the "Share Purchase Mandate").

The Group believes that share repurchase is an expedient, effective and cost-effective way for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to shareholders.

During the financial year, the Company repurchased 60,778,000 (2000: 717,000) of its issued ordinary shares of S$0.15 each at an average market price of S$2.34 (2000: S$2.44) per share from the open market. The repurchase transactions were financed by internally generated funds. The total cash paid for the ordinary shares of S$142.3 million (2000: S$1.8 million) was credited against revenue reserve (Note 31). These shares are deemed to be cancelled and an amount equivalent to their nominal value was transferred to the capital redemption reserve in accordance with Section 76G of the Singapore Companies Act.

Special Share

The Special Share enjoys all the rights attached to ordinary shares. In addition, pursuant to Article 4 of the Articles of Association, no resolution may be passed on certain matters without the prior written approval of the Special Member.

Subsequent to the financial year end, the Special Member served a written notice to the Company of its intention to surrender all its rights attached to the Special Share. The Special Share will be converted at its nominal amount into one ordinary share of S$0.15 in the capital of the Company once the Articles of the Company are modified.

31 RESERVES

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Currency translation account				
Balance as at 1 April	(47.5)	(24.9)	(91.7)	(13.9)
Net exchange losses	(61.8)	(21.4)	(13.8)	(77.8)
Exchange differences realised upon sale of non-current investments	-	(1.2)	-	-
Balance as at 31 March	(109.3)	(47.5)	(105.5)	(91.7)
Retained earnings and other reserves				
Balance as at 1 April, as previously reported	6,055.1	5,703.9	5,306.2	5,784.7
Prior year adjustments (Note 2)	(408.2)	(394.8)	(358.9)	(342.6)
Balance as at 1 April (restated)	5,646.9	5,309.1	4,947.3	5,442.1
Profit attributable to shareholders	2,006.3	2,539.9	1,671.4	1,514.2
Dividends (Note 28)	(1,500.7)	(2,007.2)	(1,500.7)	(2,007.2)
Repurchase of shares	(142.3)	(1.8)	(142.3)	(1.8)
Capital reserve on consolidation	83.7	-	-	-
Goodwill on consolidation realised upon disposal of non-current investments	1.6	60.6	-	-
Goodwill on acquisition of non-current investments during the financial year	(892.5)	(253.7)	-	-
	(807.2)	(193.1)	-	-
Balance as at 31 March	5,203.0	5,646.9	4,975.7	4,947.3

Currency translation account of the Company relates principally to exchange differences arising from loans to subsidiary companies which are extensions of the Company's net investment in these subsidiary companies.

Non-current investments referred to above comprise investments in subsidiary, associated and joint venture companies.

32 COMPANIES IN THE GROUP

The Company, Singapore Telecommunications Limited, is domiciled and incorporated in Singapore and is listed on the Singapore Exchange. The registered address is 31 Exeter Road, ComCentre, Singapore 239732.

The principal activities of the Company consist of the operation and provision of telecommunication systems and services and investment holding.

Under a licence granted by the Infocommunications Development Authority of Singapore ("IDA"), the Group has exclusive right to provide fixed-line national and international telecommunications services through 31 March 2000 and public cellular mobile telephone services and public radio paging services through 31 March 1997 (with limited exceptions). The Group's licence continues on a non-exclusive basis through 31 March 2017.

Under another licence granted by the IDA, the Group is the exclusive provider through 31 March 2007, and a non-exclusive provider through 31 March 2017, of basic mail services with respect to letters and postcards, except for express letters which is on a non-exclusive basis with effect from 1 April 1995.

The Company's immediate and ultimate holding company is Temasek Holdings (Private) Limited, incorporated in Singapore. The following are subsidiary, associated and joint venture companies as at 31 March 2001 and 31 March 2000.

32 COMPANIES IN THE GROUP (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2001	2000	Cost of Investment by The Company S$ million 2001	2000
	SUBSIDIARY COMPANIES Held By The Company						
	C2C Asiapac Pte Ltd (formerly known as SingTel Global Multimedia Pte Ltd)	Investment holding and provision of administrative, technical and advisory services.	Singapore	100	100	3.4	*
#	GB21 (Hong Kong) Limited	Provision of telecommunications services and products.	Hong Kong	100	100	*	*
	ICO Investment (Singapore) Private Limited	Investment holding company.	Singapore	100	100	*	*
	InnoVoice Services Private Limited	Dormant.	Singapore	100	100	*	*
##	INS (Europe) Limited	Dormant.	United Kingdom	100	100	*	*
	INS Holdings Pte Ltd	Investment holding and provision of telecommunications services.	Singapore	100	100	*	*
@	InfoCom Holding Company Pte Ltd	Investment holding company.	Singapore	100	100	*	*
	KA Land Pte Ltd	Investment holding company.	Singapore	100	100	*	*
@	Mercurix Pte Ltd	Provision of data communication services.	Singapore	100	-	4.3	-
	National Computer Systems Private Limited	Provision of information technology and consultancy services.	Singapore	100	100	65.2	65.2
	Sembawang Cable Depot Pte Ltd	Provision of storage facilities for submarine telecommunications cables and related equipment.	Singapore	60	60	0.6	0.6
	Singapore Post Private Limited	Operation and provision of postal services.	Singapore	100**	100**	95.0	95.0
	Singapore Telecom America, Inc.	Investment holding company.	USA	100	100	17.8	17.8
	Singapore Telecom ADSB (Netherlands Antilles) N.V.	Investment holding company.	Netherlands Antilles	90	90	170.7	170.7
	Balance carried forward					**357.0**	**349.3**

32 COMPANIES IN THE GROUP (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment by The Company S$ million	
				2001	2000	2001	2000
	SUBSIDIARY COMPANIES Held By The Company						
	Balance brought forward					**357.0**	**349.3**
##	Singapore Telecom Europe Ltd	Provision of administrative, technical and advisory services.	United Kingdom	100	100	*	*
#	Singapore Telecom Hong Kong Limited	Investment holding and provision of telecommunications services.	Hong Kong	100	100	*	*
#	Singapore Telecom India Private Limited	Provision of telecommunications services and all related activities.	India	100	100	*	*
	Singapore Telecom International Pte Ltd	Holding of strategic investments in companies engaged in the field of telecommunications, and provision of technical and management consultancy services in the field of telecommunications.	Singapore	100	100	450.0	450.0
#	Singapore Telecom Japan Co Ltd	Provision of telecommunications services and all related activities.	Japan	100	100	0.1	0.1
#	Singapore Telecom Korea Limited	Provision of telecommunications services and all related activities.	Korea	100	100	0.1	0.1
	Singapore Telecom Mobile Pte Ltd	Provision of mobile phone services.	Singapore	100	100	50.0	50.0
	Singapore Telecom Paging Pte Ltd	Provision of paging, public mobile data and radio trunk repeater services.	Singapore	100	100	20.0	20.0
#	Singapore Telecom Taiwan Limited	Provision of customer services for telecommunications related activities.	Taiwan	100++	100++	0.5	0.5
	Balance carried forward					**877.7**	**870.0**

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2001	2000	Cost of Investment by The Company S$ million 2001	2000
	SUBSIDIARY COMPANIES Held By The Company						
	Balance brought forward					**877.7**	**870.0**
	Singapore Telecom USA, Inc.	Provision of administrative,technical and advisory services in the USA.	USA	100	100	1.9	1.1
	SingaSat Pte Ltd	Investment holding company.	Singapore	100	100	*	*
	SingNet Pte Ltd	Provision of value-added services and internet-related services.	Singapore	100	100	27.0	27.0
	SingTel Aeradio Pte Ltd	Provision of facilities management and consultancy services and distributor of specialised telecommunications and data communication products.	Singapore	100	100	3.2	3.2
	SingTel Asian Investments Pte Ltd	Investment holding company.	Singapore	100	100	*	*
	SingTel Australia Holding Pte Ltd	Investment holding company.	Singapore	100	100	*	*
#	SingTel (Europe) Limited	Telecommunication business in United Kingdom.	United Kingdom	100	100	*	*
	SingTel Global Services Private Limited	Dormant.	Singapore	100	100	44.5	44.5
	SingTel Investments Private Limited	Portfolio investment holding company.	Singapore	100	100	200.0	200.0
#	SingTel i2i Private Limited	Investment holding company.	Mauritius	100	-	*	-
#	SingTel Japan Co., Ltd	Engaged in telecommunications services business & all other related businesses.	Japan	100	100	0.1	0.1
	SingTel (Jersey) Private Limited	Portfolio investment holding company.	Jersey	100	100	1.0	1.0
	SingTel Mobile Satellite Pte Ltd	Investment holding company.	Singapore	100	100	*	*
	Balance carried forward					**1,155.4**	**1,146.9**

32 COMPANIES IN THE GROUP (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment by The Company S$ million	
				2001	2000	2001	2000
	SUBSIDIARY COMPANIES Held By The Company						
	Balance brought forward					**1,155.4**	**1,146.9**
	SingTel (Netherlands Antilles) Pte N.V.	Liquidated.	Netherlands Antilles	-	100	-	52.3
#	SingTel (Philippines), Inc.	Provision of customer services for telecommunications related activities.	Philippines	100	100	0.4	0.4
	SingTel Ventures (Cayman) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies.	Cayman Islands	100	100	*	*
	SingTel Ventures (Singapore) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies.	Singapore	100	100	*	*
	SingTel Yellow Pages Pte Ltd	Provision of directory advertising and publishing.	Singapore	100	100	8.0	8.0
	SingTelSat Pte Ltd	Provision of satellite capacity for telecommunication and video broadcasting services.	Singapore	100	100	76.0	76.0
+##	STEL Information Technology (Shanghai) Co Ltd	Provision of data processing and programming services for holding company and technical services related to telecommunications information services.	People's Republic of China	100	100	0.3	0.3
#	Sudong Sdn Bhd	The management, provision and operations of a call centre for telecommunication services.	Malaysia	100	100	*	*
	Telecom Equipment Pte Ltd	Engaged in the sale and maintenance of telecommunications equipment.	Singapore	100	100	5.0	5.0
	Investment in subsidiary companies - at cost					**1,245.1**	**1,288.9**

32 COMPANIES IN THE GROUP (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2001	2000
	SUBSIDIARY COMPANIES Held By Subsidiary Companies				
	C2C Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships.	Singapore	59.5	-
#	C2C Pte Ltd	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity.	Bermuda	59.5	-
	C2C Singapore Pte Ltd	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity.	Singapore	59.5	-
	Chapter-e.com Pte Ltd	Engaged in e-commerce services.	Singapore	51	51
	DataPost Pte Ltd	Provision of electronic printing and despatching services.	Singapore	70	70
^##	First Cube Pte Ltd	Provider of internet-enabled storage units.	Singapore	72.9	50
	Global Page Pte Ltd	Marketing, implementing and operating radio paging systems and investment holdings.	Singapore	100	100
+##	Guangzhou Zhong Sheng Information Technology Co Ltd	Approved Training Centre for Microsoft & Cisco products.	People's Republic of China	70	-
##	Information Network Services Sdn Bhd	Provision of data communication and value added network services.	Malaysia	100	100
##	Integrated Data Services Limited	Engaged in the business of printing, publishing and advertising.	Myanmar	90	90
#	Integrated Information (Hong Kong) Limited	Publication of directories and sale of advertising space in directories.	Hong Kong	100	100
#	Integrated Information (M) Sdn Bhd	Engaged in the sale of advertising space in overseas telephone and telex directories, magazines and periodicals.	Malaysia	100	100
#	Integrated Media Services (Taiwan) Co. Ltd	Under voluntary liquidation.	Taiwan	100	100
	Info Ad Publishing Consultants Private Limited	Provision of consultancy and market research in information technology, directory advertising and publishing.	Singapore	100	100
##	Lanka Communication Services (Private) Limited	Provision of data communication services.	Sri Lanka	82.9	82.9

32 COMPANIES IN THE GROUP (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2001	2000
	SUBSIDIARY COMPANIES Held By Subsidiary Companies				
##	NCS Information Technology (Suzhou) Co. Ltd	Engaged in information system software development services.	People's Republic of China	100	100
#	NCSI (Australia) Pty Ltd	Provision of information technology services.	Australia	100	100
	NCSI Holdings Pte Ltd	Investment holding company.	Singapore	100	100
#	NCSI Holdings (Malaysia) Sdn Bhd	Investment holding company.	Malaysia	100	100
#	NCSI (Malaysia) Sdn Bhd	Provision of information technology services.	Malaysia	100	100
#	NCSI (HK) Limited	Provision of information technology services.	Hong Kong	100	100
#	NCSI (India) Private Limited	Provision of information technology services.	India	100	100
#	Pastel Limited	Investment holding company.	Mauritius	100	-
^^	SESAMi.com Pte Ltd	Engaged in e-commerce services.	Singapore	^^	100
^^#	SESAMi.com (Australia) Pty Limited	Engaged in e-commerce services.	Australia	^^	100
^^#	SESAMi.com (HK) Limited	Engaged in e-commerce services.	Hong Kong	^^	100
+##	Shanghai Zhong Sheng Information Technology Co. Ltd	Provision of product reselling, training and software development, consultancy and representation.	People's Republic of China	70	-
	Singapore Post Enterprise Private Limited	Investment holding company.	Singapore	100	100
##	Singapore Telecom International Europe Ltd	Provision of consultancy services in telecommunications to related companies.	United Kingdom	100	100
#	Singapore Telecom Australia Pty Limited	Provision of managed facsimile services.	Australia	100	100
	SingTel ADSB (Netherlands) B.V.	Investment holding company.	Netherlands	90	90
##	SingTel (Cambodia) Private Limited	Under voluntary liquidation.	Cambodia	100	100

32 COMPANIES IN THE GROUP (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2001	2000
	SUBSIDIARY COMPANIES Held By Subsidiary Companies				
	SingTel Mobile Sales Pte Ltd	Sale of telecommunications equipment and provision of related services.	Singapore	100	100
#	SingTel Services Australia Pty Limited	Provision of customer services for telecommunications related activities.	Australia	100	100
	SingTel Strategic Investments Pte Ltd	Investment holding company.	Singapore	100	100
	SingTel USA, Inc.	Investment holding company.	USA	100	100
	ST Paging Pte Ltd	Sale of telecommunications equipment and provision of related services.	Singapore	100	100
	STI (Australia) Holding Pte Ltd	Investment holding company.	Singapore	100	100
+#	Suzhou ZhongXing Telecommunication Engineering Development Co. Ltd	Under voluntary liquidation.	People's Republic of China	70	70
	TE International (S) Pte Ltd	Engaged in the business of investment holding, sales and maintenance of telecommunications equipment.	Singapore	100	100
	Thai Page Pte Ltd	Investment holding company.	Singapore	100	100
#	Tourism Publications Corporation Sdn Bhd	Provision of directory advertising and publishing.	Malaysia	100	100
##	Viva Bahagia Sdn Bhd	To acquire property for investment and to carry out general trading.	Malaysia	100	100
	ZapSurf Private Limited	Provision of value-added services and internet-related services.	Singapore	100	-
	Zeus Digital Asset Services Pte Ltd	To provide digital asset services to content owners and to be a wholesale distributor of protected music content.	Singapore	100	-

Notes:

* *Denotes amounts of less than S$50,000.*

** *Excluding the Special Share issued to the Minister for Finance (Incorporated) in pursuant to Section 47 of the TAS Act 1992 and Article 6 of the Articles of Association.*

\+ *Subsidiary company's financial year is 31 December.*

++ *Includes 97.77% deemed interest held by a wholly owned subsidiary.*

^ *During the financial year ended 31 March 2001, the Group increased its interest in First Cube Pte Ltd from 50% to 72.9%. Accordingly, it is reclassified from a joint venture to a subsidiary company as at 31 March 2001.*

^^ *Pursuant to the merger with Asia2B.com Holdings Limited during the financial year, the Group exchanged its 89% equity interest in SESAMi.com Pte Ltd group for an equity interest of 44.5% in SESAMi Inc., a joint venture company.*

@ *Shareholding was transferred from a subsidiary company to the Company during the year ended 31 March 2001.*

All companies are audited by PricewaterhouseCoopers, Singapore except for the following:

\# *Audited by associate firms of PricewaterhouseCoopers, Singapore.*

\## *Audited by other firms.*

32 COMPANIES IN THE GROUP (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment by The Company S$ million	
				2001	2000	2001	2000
	SUBSIDIARY COMPANIES Held By The Company						
##	Abacus Travel Systems Pte Ltd	Marketing and distributing certain travel-related services through on-line airline computerised reservations systems.	Singapore	30.0	30.0	0.9	0.9
##	1-Net Singapore Pte Ltd	Provision of broadband multimedia services in Singapore.	Singapore	-	30.0	-	0.5
##	Point Asia Dot Com (Thailand) Limited	Thai internet and e-commerce service provider.	Thailand	31.1	-	38.7	-
	Associated companies held by the Company - at cost					**39.6**	**1.4**

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment S$ million	
				2001	2000	2001	2000
	ASSOCIATED COMPANIES Held By Subsidiary Companies						
#	Advanced Info Service Public Co. Ltd	Provision of cellular and paging telecommunications services.	Thailand	21.0	20.0	608.5	572.5
#	ADSB Telecommunications B.V.	Investment holding company.	Netherlands	24.3	24.3	930.5	930.5
##	APT Satellite Holdings Ltd	Investment holding company.	Bermuda	20.4	-	13.4	-
##	APT Satellite International Company Limited	To establish, conduct and carry on satellite communications, telecommunications and related services including management & operation.	British Virgin Islands	28.6	-	62.6	-
##	Bharti Telecom Ltd	Provision of cellular, fixed line telecommunications and internet services.	India	20.0	-	360.2	-
#	Bharti Tele-Ventures Ltd	Provision of cellular and fixed line telecommunications services.	India	28.5	-	413.7	-
	Balance carried forward					**2,388.9**	**1,503.0**

32 COMPANIES IN THE GROUP (Cont'd)

Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2001	2000	Cost of Investment S$ million 2001	2000
ASSOCIATED COMPANIES Held By Subsidiary Companies						
Balance brought forward					**2,388.9**	**1,503.0**
**## Globe Telecom, Inc.	Provision of cellular mobile telephone, international and fixed line telecommunications services.	Philippines	23.6	39.0	339.5	304.6
## Globe Telecom Holdings, Inc.	To trade, issue and hold financial securities.	Philippines	40.7	-	*	-
## InfoLink Co., Ltd	Provision of value added paging services.	Thailand	49.0	49.0	*	*
## Infoserve Technology Corp. (Cayman Islands)	Provision of communciations, internet, VPN and solution services.	Cayman Islands	30.5	-	78.9	-
## Multi-media Communications Sdn Bhd	Sales and maintenance of telecommunications equipment.	Malaysia	49.0	49.0	0.5	0.5
## New Century InfoComm Tech Co. Ltd (formerly known as New Century InfoComm Co. Ltd)	Provision of telecommunication services.	Taiwan	24.3	29.0	635.4	629.4
## Pager Sales Co. Ltd	Engaged in marketing of pagers.	Thailand	40.0	40.0	*	*
# Teleinfo Media Co. Ltd	Publishing and distribution of telephone directory.	Thailand	25.0	-	19.7	-
# VA Dynamics Sdn Bhd	Distribution of telecommunication and related products.	Malaysia	49.0	49.0	0.5	0.5
Associated companies held by subsidiary companies - at cost					**3,463.4**	**2,438.0**
Associated companies held by the Group - at cost					**3,503.0**	**2,439.4**

32 COMPANIES IN THE GROUP (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2001	2000
	ASSOCIATED COMPANIES				
	Held By Associated Companies				
##	Belgacom S.A.	Provision of cellular mobile telephone, international and fixed line telecommunications services.	Belgium	12.15	12.15

Notes:

* Denotes amounts of less than S$50,000.

** *During the financial year ended 31 March 2001, Globe Telecom ("Globe") acquired 100% of Islacom Communications Inc ("Islacom") via share swap. The dilution of interest in Globe during FY2001 is mainly attributed to this. In addition, the effective equity held by the Group is inclusive of new shares to be issued to the Group via the conversion of the promissory notes and warrants.*

All companies are audited by PricewaterhouseCoopers, Singapore except for the following:

\# *Audited by associate firms of PricewaterhouseCoopers, Singapore.*

\#\# *Audited by other firms.*

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2001	2000	Cost of Investment by The Company S$ million 2001	2000
	JOINT VENTURE COMPANIES						
	Held By The Company						
#	Acasia Communications Sdn Bhd	Provision of services relating to telecommunications, computer, data and information within and outside Malaysia.	Malaysia	18.8	18.8	0.5	0.5
	ACPL Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships.	Singapore	41.7	-	0.1	-
	ASEAN Cableship Pte Ltd	An operator of a cable repair vessel for repair and maintenance of submarine telecommunication cables.	Singapore	16.7	16.7	0.1	0.1
#	ASEAN Telecom Holding Sdn Bhd	Investment holding company.	Malaysia	17.6	17.6	0.1	0.1
##	Digital Network Access Communications Pte Ltd	Provision of analogue and digital public trunk radio services.	Singapore	50.0	-	22.7	-
	Failsafe Corporation (Singapore) Pte Ltd	Provision of IT outsourcing and hosting services.	Singapore	50.0	50.0	17.2	5.1
	Balance carried forward					**40.7**	**5.8**

32 COMPANIES IN THE GROUP (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment by The Company S$ million	
				2001	2000	2001	2000
	JOINT VENTURE COMPANIES Held By The Company						
	Balance brought forward					**40.7**	**5.8**
	Indian Ocean Cableship Pte Ltd	Ownership and chartering of ships, barges and remotely operated vehicles for repair, maintenance and protection of submarine cable and plant.	Singapore	50.0	50.0	0.1	0.1
	International Cableship Pte Ltd	Ownership and chartering of cableships.	Singapore	45.0	45.0	0.4	0.4
	Lycos Asia Limited (formerly known as Lycos Asia Pte Ltd)	To provide local portal sites in its target markets with services such as World Wide Web navigation, search and community features.	Singapore	50.0	50.0	54.1	8.4
#	Network i2i Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity.	Mauritius	50.0	-	*	-
##	Radiance Communications Pte Ltd	The sale, distribution, installation and maintenance of telecommunications equipment in Singapore.	Singapore	50.0	50.0	13.3	13.3
	TeleTech Park Pte Ltd	Engaged in the business of development, construction, operation and management of TeleTech Park.	Singapore	40.0	40.0	10.0	10.0
@	Virgin Mobile Holdings Pte Ltd	Investment holding company.	Singapore	50.6	-	9.1	-
	Joint venture companies held by the Company - at cost					**127.7**	**38.0**

32 COMPANIES IN THE GROUP (Cont'd)

	Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group %		Cost of Investment S$ million	
				2001	2000	2001	2000
	JOINT VENTURE COMPANIES Held By Subsidiary Companies						
##	APT Satellite Telecommunications Limited	Provision of telecommunications services.	Hong Kong	45.0	-	6.8	-
##	Beijing Asia Pacific First Star Communications Technology Co. Ltd	To construct a nation-wide radio paging network.	People's Republic of China	35.0	35.0	21.2	21.2
	Distribution Centre (Asia) Pte Ltd	International mail distribution.	Singapore	40.0	40.0	0.3	0.3
^	First Cube Pte Ltd	Provider of internet-enabled storage units.	Singapore	^	50.0	^	1.2
#	Forward Media Sdn Bhd	To publish Borneo Bulletin Brunei Yearbook and other publications.	Brunei	50.0	50.0	0.1	0.1
##	ID.Safe Pte Ltd	To provide certifying, authenticating, verifying and electronic transactions and other corporate security related transactions.	Singapore	50.0	50.0	1.0	1.0
	InfoGrid Pte Ltd	Under voluntary liquidation.	Singapore	50.0	50.0	*	*
#	Integrated Databases India Ltd	Provision of directory advertising and publishing.	India	49.0	49.0	0.8	0.8
	Mail Boxes Exchange (MBE) Pte Ltd	Provision of document exchange, business and communication services.	Singapore	50.0	50.0	0.4	0.4
#	PT Bukaka SingTel International	Operation of fixed public switch telephone network services in eastern Indonesia.	Indonesia	40.0	40.0	47.1	47.1
##	PT SkyTelindo Services	Provision of paging services.	Indonesia	30.0	30.0	4.6	4.6
	Print and Mail Intercontinental (Asia) Pte Ltd	Printing and distribution of international mail.	Singapore	50.0	50.0	0.2	0.2
^^	SESAMi Inc.	Engaged in investment holding, provision of b2b e-commerce services, e-commerce software solutions and related services.	Cayman Islands	44.5	-	36.8	-
#	Shin Digital Company Limited	Investment holding company.	Thailand	30.0	-	82.9	-
	Balance carried forward					**202.2**	**76.9**

32 COMPANIES IN THE GROUP (Cont'd)

Name of Companies	Principal Activities	Country of Incorporation And Place of Business	Percentage of Effective Equity Held By The Group % 2001	2000	Cost of Investment S$ million 2001	2000
JOINT VENTURE COMPANIES Held By Subsidiary Companies						
Balance brought forward					**202.2**	**76.9**
Virgin Mobile (Asia) Pte Ltd	Provision of telecommunications services and products.	Singapore	44.7	-	*	-
# Virgin Mobile (Hong Kong) Limited	Provision of telecommunication services and products.	Hong Kong	44.7	-	*	-
Virgin Mobile (Singapore) Pte Ltd	Provision of telecommunication services and products.	Singapore	44.7	-	*	-
# WorldPartners Company	To create and support commonly branded telecommunications services under the brand name of Worldsource.	USA	20.0	20.0	9.2	12.8
Joint venture companies held by subsidiary companies - at cost					**211.4**	**89.7**
Joint venture companies held by the Group - at cost					**339.1**	**127.7**

Notes:

* *Denotes amounts of less than S$50,000.*

@ *The Group regards Virgin Mobile Holdings Pte Ltd as a joint venture, notwithstanding that it holds 50.6% of the company's issued share capital, because it exercises joint control.*

^ *During the financial year ended 31 March 2001, the Group increased its interest in First Cube Pte Ltd from 50% to 72.9%. Accordingly, it is reclassified from a joint venture to a subsidiary company as at 31 March 2001.*

^^ *Pursuant to the merger with Asia2B.com Holdings Limited during the financial year, the Group exchanged its 89% equity interest in SESAMi.com Pte Ltd group for an equity interest of 44.5% in SESAMi Inc., a joint venture company.*

All companies are audited by PricewaterhouseCoopers, Singapore except for the following:

\# *Audited by associate firms of PricewaterhouseCoopers, Singapore.*

\## *Audited by other firms.*

33 CAPITAL, INVESTMENTS AND OTHER COMMITMENTS

(a) The commitments for capital expenditure and investments which have not been provided for in the financial statements are as follows:

	GROUP 2001 S$ million	GROUP 2000 S$ million	COMPANY 2001 S$ million	COMPANY 2000 S$ million
Authorised and contracted for	3,479.7	1,213.5	668.8	739.9
Authorised but not contracted for	1,437.5	365.0	336.6	96.8

Outstanding commitments relate mainly to the purchase of telecommunications and postal fixed assets, investments and construction of cable networks.

33 CAPITAL, INVESTMENTS AND OTHER COMMITMENTS (Cont'd)

(b) The outstanding forward foreign currency contracts are as follows:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
For hedging purposes	1,947.7	1,695.4	12.2	-
As part of trading portfolio	16.8	421.8	-	0.3
	1,964.5	2,117.2	12.2	0.3

(c) Proposed acquisition of Cable & Wireless Optus Limited

On 26 March 2001, the Company ("SingTel") announced the proposed acquisition of all the outstanding shares in Cable & Wireless Optus Limited ("Optus"). As at 10 May 2001, there were approximately 3,786.8 million issued Optus shares, 9.7 million outstanding Optus options and 7.2 million additional Optus shares that may be issued during the offer period pursuant to Optus employee share schemes. The acquisition will be made through a wholly owned subsidiary, SingTel Australia Investment Ltd ("SingTel Australia"), a subsidiary incorporated in the British Virgin Islands on 1 May 2001. SingTel Australia will fund the cash component of the offer using cash provided by SingTel.

Optus shareholders are offered three alternatives for each Optus share:

(i) 1.66 new SingTel shares

(ii) A$2.25 in cash plus 0.8 new SingTel shares

(iii) A$2.00 in cash plus A$0.45 in SingTel US$ denominated bonds (based on fixed exchange rate of US$0.4940/A$1) plus one Unsecured Note. The Unsecured Note may be redeemed for 0.54 new SingTel shares, with the possibility of additional cash and bonds in lieu of shares, depending on the offer consideration alternatives chosen by all accepting Optus shareholders.

SingTel intends to fund the cash portion of the offer consideration through a combination of internal cash resources and new debt facilities. A total cash and bond amount of A$9.25 billion, of which the face value of the bond amount will not exceed A$2.0 billion, has been made available under the offer. Depending on the level of acceptance and the offer consideration alternative chosen by the accepting Optus shareholders, the number of new SingTel shares to be issued as purchase consideration may range from nil to 2.98 billion shares (16.2% of the enlarged post-acquisition share capital). The shares to be issued under the offer will rank equally in all respects with the existing SingTel shares on the date of their issue.

The offer is conditional upon, among other things, acceptances being received in respect of more than 50% of outstanding Optus shareholders, SingTel shareholder approval and relevant regulatory approvals.

Temasek Holdings (Private) Limited, SingTel's largest shareholder, which owns approximately 78% of SingTel as at 31 March 2001, has agreed to vote in favour of the shareholder resolutions required to be passed in connection with this acquisition.

In addition, SingTel has entered into a Pre-Bid Agreement with Cable & Wireless Plc ("C&W Plc") under which, among other things, C&W Plc has agreed to accept the SingTel's offer in respect of 19.8% of Optus share capital.

The final purchase consideration cannot presently be determined as it is dependent on the level of acceptances received at the conclusion of the offer, the offer consideration alternatives chosen by the accepting Optus shareholders, the SingTel share price and the US$/S$ and A$/S$ exchange rates prevailing at the date of the acquisition.

34 OPERATING LEASE COMMITMENTS

Commitments in relation to non-cancellable operating leases contracted for at the reporting date but not recognised as liabilities, are payable as follows:

	GROUP		COMPANY	
	2001 S$ million	2000 S$ million	2001 S$ million	2000 S$ million
Not later than one financial year	72.2	36.0	51.3	31.3
Later than one financial year but not later than five financial years	167.1	60.6	137.4	80.6
Later than five financial years	120.6	30.5	108.1	16.7

35 INTERESTED PERSON TRANSACTIONS

For the financial year ended 31 March 2001, the aggregate value of interested person transactions authorised under the Shareholders Mandate adopted at the Extraordinary General Meeting of the Company held on 19 September 1997 and which was renewed at the Annual General Meeting held on 25 September 2000 amounted to S$33.0 million (2000: S$17.5 million).

36 SEGMENT INFORMATION

With effect from the financial year beginning 1 April 2000, the Group adopted the revised Statement Of Accounting Standard 23 (1999), **Segment Reporting**, which came into effect for accounting periods beginning on that date. SAS 23 (revised) requires that information be reported for business segments and geographical segments. It provides more detailed guidance than the original SAS 23 for identifying business segments and geographical segments. It requires that an enterprise look to its internal organisational structure and internal reporting system for the purpose of identifying those segments. As a result, reporting for the business and geographical segments have been redefined to conform with the new requirements.

Primary Reporting Format - Business Segments

Under the revised SAS 23, the Group is organised into the following business segments:

Wireline - represents fixed network telecommunications services such as domestic and IDD services, leased lines, data communications, cable networks and internet services.

Wireless - represents mobile telecommunications services such as cellular, paging and Inmarsat services. It also includes satellite telecommunications services such as lease of transponders.

Postal - represents postal services.

Information technology and engineering - represents information technology consultancy, systems integration and engineering services.

Others - represents the balance of the Group's operations and comprise sale of telecommunications equipment, directory advertising and publishing, storage of cables and investment activities.

The accounting policies used to derive reportable segment results are consistent with those described in the "Significant Accounting Policies" note to the consolidated financial statements. Inter-segment pricing is determined on an arm's length basis.

Segment results represent operating revenue less expenses.

The asset totals disclosed for each segment represent assets directly managed by each segment, and primarily include receivables, property, plant and equipment, inventories, operating cash and bank balances. Corporate-held assets managed at the corporate level not allocated to the segments include fixed deposits and investments.

Segment liabilities comprise operating liabilities and exclude borrowings, provisions for taxes, deferred taxation and dividends.

Segment capital expenditure comprises additions to property, plant and equipment.

36 SEGMENT INFORMATION (Cont'd)

Primary Reporting Format - Business Segments (Cont'd)

Year ended 31 March 2001	Wireline S$ million	Wireless S$ million	Postal S$ million	IT & Engineering S$ million	Others S$ million	Eliminations S$ million	Total S$ million
Total revenue from external customers	2,887.6	938.8	341.0	472.8	285.3	-	4,925.5
Inter-segment revenue	167.1	174.8	29.2	124.1	63.8	(559.0)	-
Total revenue	3,054.7	1,113.6	370.2	596.9	349.1	(559.0)	4,925.5
Segment results	1,259.2	362.8	126.5	40.2	24.2	75.7	1,888.6
Other income	138.6	(0.6)	23.8	8.0	(5.6)	(71.0)	93.2
Compensation from IDA	337.0	-	-	-	-	-	337.0
Share of results of associated and joint venture companies	123.5	228.3	0.3	-	(3.2)	-	348.9
	1,858.3	590.5	150.6	48.2	15.4	4.7	2,667.7
Interest and investment income							393.6
Interest on borrowings							(9.1)
Profit before tax							3,052.2
Tax							(715.1)
Profit after tax							2,337.1
Minority interests							(12.9)
Profit before extraordinary items							2,324.2
Extraordinary items							(317.9)
Profit attributable to shareholders							2,006.3
Segment assets	4,832.6	770.3	729.0	299.3	220.3	-	6,851.5
Investment in net assets of associated and joint venture companies	1,174.0	505.0	1.0	-	188.2	-	1,868.2
	6,006.6	1,275.3	730.0	299.3	408.5	-	8,719.7
Unallocated assets							7,432.9
Consolidated total assets							16,152.6
Segment liabilities	3,874.4	370.9	119.3	156.7	99.4	-	4,620.7
Unallocated liabilities							3,015.9
Consolidated total liabilities							7,636.6
Capital expenditure	1,527.6	110.8	20.3	66.6	7.5	-	1,732.8
Depreciation	391.7	164.3	42.3	13.9	11.9	-	624.1

36 SEGMENT INFORMATION (Cont'd)

Primary Reporting Format - Business Segments (Cont'd)

Year ended 31 March 2000	Wireline S$ million	Wireless S$ million	Postal S$ million	IT & Engineering S$ million	Others S$ million	Eliminations S$ million	Total S$ million
Total revenue from external customers	2,992.9	910.5	322.6	379.7	260.1	-	4,865.8
Inter-segment revenue	94.2	197.0	26.9	105.5	48.1	(471.7)	-
Total revenue	3,087.1	1,107.5	349.5	485.2	308.2	(471.7)	4,865.8
Segment results	1,442.2	133.1	128.0	49.6	25.6	74.2	1,852.7
Other income	75.7	8.4	10.8	12.6	(2.5)	(69.8)	35.2
Share of results of associated and joint venture companies	209.9	141.5	0.3	-	15.8	-	367.5
	1,727.8	283.0	139.1	62.2	38.9	4.4	2,255.4
Interest and investment income							273.5
Interest on borrowings							(8.1)
Profit before tax							2,520.8
Tax							(661.5)
Profit after tax							1,859.3
Minority interests							(20.4)
Profit before extraordinary items							1,838.9
Extraordinary items							701.0
Profit attributable to shareholders							2,539.9
Segment assets	3,471.7	855.9	724.3	212.7	251.8	-	5,516.4
Investment in net assets of associated and joint venture companies	1,048.7	230.6	0.8	3.5	66.6	-	1,350.2
	4,520.4	1,086.5	725.1	216.2	318.4	-	6,866.6
Unallocated assets							7,050.2
Consolidated total assets							13,916.8
Segment liabilities	2,406.1	300.8	120.1	159.2	189.1	-	3,175.3
Unallocated liabilities							2,136.7
Consolidated total liabilities							5,312.0
Capital expenditure	477.8	142.0	60.2	22.0	12.4	-	714.4
Depreciation	412.7	303.7	40.5	16.2	9.7	-	782.8

36 SEGMENT INFORMATION (Cont'd)

Secondary Reporting Format - Geographical Segments

The Group's business segments operate mainly in Singapore, the home country of the Company, which is also an operating company. No other individual country contributed more than 10% of consolidated revenue and assets.

In presenting information on the basis of geographical segments, segment revenue is based on where the service is rendered and where the customer is located. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

Year ended 31 March 2001	Singapore S$ million	Others S$ million	Total S$ million
Revenue from external customers	4,911.1	14.4	4,925.5
Segment results	1,948.6	(60.0)	1,888.6
Other income	98.3	(5.1)	93.2
Compensation from IDA	337.0	-	337.0
Share of results of associated and joint venture companies	(6.8)	355.7	348.9
	2,377.1	290.6	2,667.7
Interest and investment income			393.6
Interest on borrowings			(9.1)
Profit before tax			3,052.2
Segment assets	5,481.1	1,370.4	6,851.5
Investment in net assets of associated and joint venture companies	199.7	1,668.5	1,868.2
	5,680.8	3,038.9	8,719.7
Unallocated assets			7,432.9
Total assets			16,152.6
Capital expenditure	751.0	981.8	1,732.8

Year ended 31 March 2000	Singapore S$ million	Others S$ million	Total S$ million
Revenue from external customers	4,849.7	16.1	4,865.8
Segment results	1,895.3	(42.6)	1,852.7
Other income	39.0	(3.8)	35.2
Share of results of associated and joint venture companies	15.5	352.0	367.5
	1,949.8	305.6	2,255.4
Interest and investment income			273.5
Interest on borrowings			(8.1)
Profit before tax			2,520.8
Segment assets	5,376.2	140.2	5,516.4
Investment in net assets of associated and joint venture companies	69.7	1,280.5	1,350.2
	5,445.9	1,420.7	6,866.6
Unallocated assets			7,050.2
Total assets			13,916.8
Capital expenditure	692.4	22.0	714.4

37 CONTINGENT LIABILITIES (UNSECURED)

As at 31 March 2001, the Company provided a guarantee to a third party for due performance by its subsidiary of its obligations and liabilities under a contract to provide information technology services.

In addition, a subsidiary company provided performance guarantees amounting to S$115.2 million (2000: S$110.0 million) to a third party in respect of a joint venture company.

38 SUBSEQUENT EVENTS

On 23 April 2001, a subsidiary company was granted a facilities-based operator licence for the provision of third generation ("3G") mobile communications systems and services and the 3G spectrum right by the IDA at the price of S$100 million.

39 ACCOUNTING POLICIES

The Group will be adopting the new or revised Statements of Accounting Standard ("SAS") that become applicable and effective in Singapore from the following relevant dates:

For financial year ending 31 March 2002

SAS 8 : Net Profit or Loss for the period, Fundamental Errors and Changes in Accounting Policies
SAS 10 : Events after Balance Sheet Date
SAS 12 : Income Taxes
SAS 17 : Employee Benefits
SAS 22 : Business Combinations
SAS 31 : Provisions, Contingent Liabilities and Contingent Assets
SAS 32 : Financial Instruments: Disclosure and Presentation
SAS 34 : Intangible Assets
SAS 35 : Discontinuing Operations
SAS 36 : Impairment of Assets

For financial year ending 31 March 2003

SAS 33 : Financial Instruments: Recognition and Measurement

LIST OF MAJOR INVESTMENTS
As at 31 March 2001

Company	Customers	Effective Equity Interest	Country	Cost of Investment*	Market Value	Services
				S$ million	S$ million	
Quoted Investments						
Advanced Info Service Public Co. Ltd	2.430 million mobile subscribers 185,972 paging subscribers	21%	Thailand	751.5	964.1	Provision of cellular and paging telecommunications services.
Globe Telecom, Inc.	230,246 fixed lines 3.021 million mobile subscribers	23.6%	Philippines	339.5	659.6	Provision of cellular mobile telephone, international and fixed line telecommunications.
Unquoted Investments						
Belgacom S.A.	5.013 million fixed lines 3.662 million mobile subscribers	12.15%	Belgacom	930.5	-	Provision of cellular mobile telephone, international and fixed line telecommunications services.
Bharti Tele-Ventures Ltd	107,086 fixed lines 357,980 mobile subscribers	28.5%	India	413.7	-	Provision of cellular and fixed line telecommunication services.
PT Bukaka SingTel International	642,857 fixed lines (618,210 private lines, 24,647 public lines)	40%	Indonesia	47.1	-	Operation of fixed public switch telephone network services in eastern Indonesia.

* *Inclusive of minority interest*

PRO RATA FINANCIALS
Associated & Joint Venture Companies
For the year ended 31 March 2001

	Pro rata Europe	Pro rata Asia	Pro rata Singapore	Pro rata Others	Total
	S$ million	S$ million	S$ million	S$ million	S$ million
Operating revenue	1,118.7	748.7	99.3	-	1,966.7
Operating expenses	867.9	654.7	106.1	-	1,628.7
Profit before tax	250.8	94.0	(6.8)	10.9	348.9

LIST OF MAJOR PROPERTIES SITUATED IN SINGAPORE

THE COMPANY

Serial No.	NAME	ADDRESS	TITLE	LAND YRS	LAND WITH EFFECT FROM	LAND AREA (SQ M)	BUILDING GROSS FLOOR AREA (SQ M)
1	Comcentre						
	I	31 Exeter Rd	Leasehold	99	05.03.1975	7,225.80	70,853.00
	II	31B Exeter Rd	Leasehold	99	19.06.1978	4,059.40	8,683.00
	III	31C Exeter Rd	Leasehold	99	18.04.1990	4,953.00	33,225.00
2	Pickering Operations Administration Complex	20 Pickering St	Leasehold	99	22.02.1978	1,835.90	35,000.00
3	Ayer Rajah Microwave/Radio Station	1002 Dover Rd	Leasehold	99	25.11.1985	3,047.40	10,320.00
4	Yio Chu Kang Radio Receiving Station	380 Yio Chu Kang Rd	Leasehold	99	01.04.1992	438,758.00	11,488.00
5	Kranji Radio Transmitting Station	91 Kranji Way	Leasehold	99	01.04.1992	1,120,010.90	4,775.00
6	Bukit Timah Satellite Earth Station	500 Rifle Range Rd	Leasehold	99	08.09.1983	42,644.70	11,088.70
7	Seletar Satellite Earth Station	11 Seletar Satellite Station Rd	Leasehold	99	02.04.1992	96,680.00	5,407.50
8	Kim Chuan Telecommunications Complex	38 Kim Chuan Rd	Leasehold	99	01.04.1992	30,820.00	15,013.00
9	Trafalgar - Stores	94 Punggol Rd Track 1	Leasehold	99	01.04.1992	183,180.00)	6,702.00
	Hougang Exchange	11 Punggol Rd Track 1	Leasehold	99	01.04.1992	)	5,848.00
10	Singapore Telecommunication	1 Hillcrest Rd	Leasehold	99	01.04.1992	21,102.60	27,305.00
	Academy Training Centre		Leasehold	99	19.05.1982	2,725.50	
11	Telepark - Facility Management	5 Tampines Central 6	Leasehold	99	02.04.1992	11,000.00	40,555.30
12	Sentosa Satellite Earth Station	50 Woolwich Rd	Leasehold	99	01.04.1992	28,384.90	5,749.90
13	Katong Submarine Cable Station	375 Tanjong Katong Rd	Leasehold	99	01.04.1992	3,954.00	3,997.00
14	Bukit Timah VHF Station	117 Hindhede Drive	Leasehold	99	01.04.1992	8,114.00	4,678.20
15	TEPL Building	1 Serangoon North Ave 5	Leasehold	30+30	01.07.1994	10,001.00	19,456.00
	Exchanges						
16	Sembawang	1 Jalan Ulu Sembawang	Freehold	NA	14.06.1993	6,196.50	6,915.00
17	Jurong West	2 Jurong West St 75	Leasehold	99	28.04.1989	6,481.20	5,019.00
18	Pasir Ris	5 Pasir Ris St 51	Leasehold	99	17.07.1989	5,142.40	4,680.00
19	Paya Lebar II	448 Upper Paya Lebar Rd	Leasehold	77	07.05.1981	4,384.00	5,660.00
20	North II	341 Thomson Rd	Leasehold	99	24.07.1980	2,641.90	6,473.00

SUBSIDIARY COMPANIES

Serial No.	NAME	ADDRESS	TITLE	LAND YRS	LAND WITH EFFECT FROM	LAND AREA (SQ M)	BUILDING GROSS FLOOR AREA (SQ M)
	SINGAPORE POST PTE LTD						
	Post Offices						
1	Alexandra Post Office	110 Alexandra Road	Leasehold	99	01.04.1992	2,621.00	802.01
2	Bukit Panjang Post Office	10 Choa Chu Kang Track 10	Leasehold	99	01.04.1992	3,770.00	2,014.65
3	Tanglin Post Office	56 Tanglin Rd	Leasehold	99	01.04.1992	2,622.00	3,749.85
4	Thomson Road Post Office	246T Upper Thomson Rd	Leasehold	99	01.04.1992	2,753.00	1,793.48
5	Killiney Road Post Office	1 Killiney Rd	Leasehold	99	01.04.1992	1,029.00	493.49
6	Robinson Rd Branch (Crosby)	71 Robinson Rd	Leasehold	99	06.03.1952	2,279.00	8,443.44
7	Singapore Post Centre	10 Eunos Road 8	Leasehold	99	30.08.1982	32,756.00	137,241.40
8	MacPherson Post Office	70 MacPherson Road	Leasehold	99	01.04.1992	2,074.00	314.50
9	Paya Lebar Post Office	755 Upper Serangoon Rd	Leasehold	99	01.04.1992	1,653.20	3,012.47
10	Pasir Panjang Post Office	396 Pasir Panjang Road	Leasehold	99	01.04.1992	1,726.00	391.30
11	Serangoon Garden Post Office	54 Serangoon Garden Way	Leasehold	99	01.04.1992	1,215.00	307.00
12	Simpang Bedok Post Office	350 Bedok Road	Leasehold	99	01.04.1992	1,134.00	328.60
13	Siglap Post Office	10 Palm Ave	Leasehold	99	01.04.1992	986.20	213.40
14	Katong Post Office	373 Tanjong Katong Road	Leasehold	99	01.04.1992	799.00	606.20
15	Lim Ah Pin Road Post Office	1 Lim Ah Pin Road	Leasehold	99	01.04.1992	668.50	211.80
16	Geylang Post Office	447 Geylang Road	Leasehold	99	01.04.1992	449.00	660.90
	SINGTEL YELLOW PAGES PTE LTD						
1	Office & Industrial Building	1 Lorong 2 Toa Payoh	Leasehold	32	02.09.1997	5,039.20	13,415.50
	SEMBAWANG CABLE DEPOT PTE LTD						
1	Depot	Deptford Road	Leasehold	3	01.07.1997	10,310.00	3,111.80
	NATIONAL COMPUTER SYSTEMS PTE LTD						
1	NCS Hub	Unit 5, Ang Mo Kio, Street 2	Leasehold	30	01.06.1994	18,808.00	46,322.00

SINGTEL CONTACT POINTS

Headquarters
31 Exeter Road, Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 838 3388
Fax: +65 738 3769
Email: contact@singtel.com
Web: www.singtel.com

AUDITORS
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65 236 3388
Fax: +65 236 3300
Audit Partner: Michael Lim Choo San

SHARE REGISTRAR
M & C Services Pte Ltd
138 Robinson Road
#17-00 Hong Leong Centre
Singapore 068906
Republic of Singapore
Tel: +65 228 0560
Fax: +65 225 1452

Regulatory Matters
Tel: +65 838 2083
Fax: +65 737 9531
Email: iar@singtel.com

Investor Relations
Tel: +65 838 2373
Fax: +65 738 3769
Email: investor@singtel.com

Media Relations
Tel: +65 838 3762
Fax: +65 733 1350
Email: contact@singtel.com

SERVICE INFORMATION
Telephone Enquiries/Application (Business)
Tel: 1606 (For calls within Singapore only)
Fax: +65 738 2077
Email: customerfeedback@singtel.com

Telephone Enquiries/Application (Residential)
Tel: 1609 (For calls within Singapore only)
Fax: +65 737 5151
Email: bussales@singtel.com

Mobile Phone (SingTel Mobile)
Tel: 1626 (For calls within Singapore only)
Fax: +65 484 1809
Email: 1626@singtel-mobile.com

Paging (SingTel Paging)
Tel: 1620 (For calls within Singapore only)
Fax: +65 538 1620
Email: query@singtel-page.com.sg

***hello!*/Teleshop**
Tel: +65 481 8181
Fax: +65 485 1777
Email: feedback@singtel.com

Postal (SingPost)
Tel: 1605 (For calls within Singapore only)
Fax: +65 841 5745
Email: singpost@singpost.com

OVERSEAS OFFICES
Australia, Melbourne
Tel: +61 3 9650 3633
Fax: +61 3 9650 9622
Email: singtel-aus@singtel.com

Australia, Sydney
Tel : +61 2 9232 7788
Fax : +61 2 9232 7877
Email: singtel-aus@singtel.com

People's Republic of China, Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

People's Republic of China, Shanghai
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-sha@singtel.com

Hong Kong
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

India, Bangalore
Tel: +91 80 5098 009
Fax: +91 80 5098 051
Email: singtel-ind@singtel.com

India, Mumbai
Tel: +91 22 824 4999
Fax: +91 22 824 4996
Email: singtel-ind@singtel.com

India, New Delhi
Tel: +91 11 620 7444
Fax: +91 11 645 2776
Email: singtel-ind@singtel.com

Indonesia, Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

Japan, Osaka
Tel: +81 6 6458 1405/1407
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

Japan, Tokyo
Tel: +81 3 5498 6533
Fax: +81 3 5498 6532
Email: singtel-jpn@singtel.com

Korea, Seoul
Tel: +82 2 732 8865
Fax: +82 2 734 5356
Email: singtel-kor@singtel.com

Malaysia, Kuala Lumpur
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

Philippines, Manila
Tel: 63 2 887-2791
Fax: 63 2 887-2763
Email: singtel-phil@singtel.com

Taiwan, Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

Thailand, Bangkok
Tel: +66 2 256 9875/6
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

United Kingdom, London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

USA, California, Burlingame
Tel: +1 650 558 3950
Fax: +1 650 558 3969
Email: singtel-usa@singtel.com

USA, Connecticut, Westport
Tel: +1 203 222 6740
Fax: +1 203 454 1923
Email: singtel-usa@singtel.com

Vietnam, Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Vietnam, Ho Chi Minh
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

MAJOR SUBSIDIARIES
National Computer Systems
Tel: +65 556 8000
Fax: +65 556 7000
Email: reachus@ncs.com.sg

SingTel Aeradio
Tel: +65 668 3111
Fax: +65 481 9678
Email: enquiries@aeradio.com.sg

Singapore Post
Tel: +65 841 2000
Fax: +65 841 5745
Gen. Enquiries: 1605
(For calls within Singapore only)
Email: singpost@singpost.com

SingTel International
Tel: +65 838 3388
Fax: +65 235 4855
Email: sti@singtel.com

SingTel Mobile
Tel: +65 838 3388
Fax: +65 484 1809
Service Enquiry No: 1626
Email: 1626@singtel-mobile.com

SingTel Paging
Tel: +65 838 3388
Fax: +65 538 1620
Service Enquiry No: 1620
Email: query@singtel-page.com.sg

SingNet
Tel: +65 838 3899
Fax: +65 535 8191
Email: feedback@singnet.com.sg

SingTel Ventures
Tel: +65 838 2344
Fax: +65 733 8486

SingTel Yellow Pages
Tel: +65 356 8080
Fax: +65 355 3888
Email: info@singtel-yp.com

Telecom Equipment
Tel: +65 481 8181
Fax: +65 485 1777
Email: feedback@singtel.com